As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHS INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Minnesota	41-0251095
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5500 Cenex Drive

Inver Grove Heights, Minnesota 55077
(651) 355-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Kastelic

Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712
Fax (651) 355-4554

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

William B. Payne
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
(612) 340-2600
Fax (612) 340-8738

       Approximate date of commencement of proposed sale to the public: January 30, 2004.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.  ☐

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Proposed
	maximum	Amount of
Title of each class of	aggregate	registration
securities to be registered	offering price	fee(1)

8% Cumulative Redeemable Preferred Stock	$13,000,000	$1,051.70

(1) On July 18, 2001, the Registrant filed with the Securities and Exchange Commission a registration statement on Form S-2 (No. 333-65364) for the registration of 50,000,000 shares of 8% Preferred Stock. By Post-Effective Amendment No. 1 to Form S-2 filed February 25, 2003, the Registrant terminated the offering pursuant to Registration Statement No. 333-65364. At the time of such termination, 40,545,126 shares of 8% Preferred Stock remained unsold and the amount of the filing fee associated with those unsold shares was $10,136.28. Pursuant to Rule 457(p) under the Securities Act, the Registrant is offsetting $1,051.70 of such unused filing fee against the filing fee due in connection with this Registration Statement, resulting in a new net paid filing fee of $0.00.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED NOVEMBER 26, 2003

PRELIMINARY PROSPECTUS

CHS Inc.

(formerly Cenex Harvest States Cooperatives)
516,487 Shares
8% Cumulative Redeemable Preferred Stock

           We are issuing up to 516,487 shares of our 8% Cumulative Redeemable Preferred Stock to redeem up to $13,000,000 of our “patrons’ equities” that have been outstanding for at least 10 years and that are held by active members whose pro rata portion of the total amount of patrons’ equities to be redeemed is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution”. See “Membership and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be an amount equal to the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2004 to and including January 30, 2004) or the average of the closing prices for one share of the preferred stock on The NASDAQ National Market for the three trading days preceding January 20, 2004. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

           Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

           The preferred stock is traded on The NASDAQ National Market under the trading symbol “CHSCP.” On November 25, 2003 the closing price of the preferred stock was $27.30 per share.

           Ownership of our preferred stock involves certain risks. This prospectus contains a discussion of some of the material risks under the heading “Risk Factors” beginning on page 7.

           We expect to issue the preferred stock on or about January 30, 2004.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.

5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is             , 2004.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
BUSINESS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
DESCRIPTION OF THE PREFERRED STOCK
CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
PART II.
SIGNATURES
EXHIBIT INDEX
EX-12.1 Statement of Computation of Ratios
EX-23.2 Consent of PricewaterhouseCoopers LLP
EX-23.3 Consent of Deloitte & Touche LLP
EX-24.1 Power of Attorney

ii

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Updated information can be obtained as described under “Where You Can Find More Information.”

        References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” “Cenex Harvest States Cooperatives,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

        All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it contain statements that constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “forecast,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

        We do not guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

PROSPECTUS SUMMARY

        The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information that is important to you and you should consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

        CHS Inc. is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2003, our total revenues were $9.4 billion.

        Our operations are organized into five business segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations and Services, serves as the Company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by the Country Operations and Services segment, by member cooperatives and also by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

        Only producers of agricultural products and associations of producers of agricultural products may be members of CHS. Our earnings or losses derived from business conducted with these members are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members are taxed at regular corporate rates and are retained by CHS as unallocated equity.

        The origins of CHS Inc. date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives emerged as the result of the merger of the two entities in 1998. In August 2003 we changed our name to CHS Inc. We are headquartered in Inver Grove Heights, Minnesota. Our address is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. Our telephone number is (651) 355-6000.

Agronomy

        Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products. Our minority ownership interests in CF

Industries and Agriliance are treated as investments and, therefore, those entities’ revenues and expenses are not reflected in our operating results.

Energy

        We are the nation’s largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale and retail supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly owned) and McPherson, Kansas (National Cooperative Refinery Association, a cooperative in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others through a network of approximately 1,500 independent retailers, including approximately 800 that operate Cenex/ Ampride convenience stores.

Country Operations and Services

        Our Country Operations and Services business segment purchases a variety of grains from our producer members and provides our members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations and Services operates at approximately 282 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Grain Marketing

        We are the nation’s largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2003, we purchased approximately 67% of our total grain volumes from individual and member cooperatives and the Country Operations and Services business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We conduct most of our Grain Marketing operations directly, although we do conduct some of our business through two joint ventures in which we have a 50% ownership.

Processed Grain and Foods

        Our Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that utilize the products supplied by our member producers. These areas are oilseed processing and refining, wheat milling and foods, including oilseed-based products (such as margarine and salad dressing) and Mexican foods.

The Issuance

        We are issuing up to 516,487 shares of our 8% Cumulative Redeemable Preferred Stock to redeem up to $13,000,000 of our “patrons’ equities” that have been outstanding for at least 10 years and that are held by active members whose pro rata portion of the total amount of patrons’ equities to be redeemed is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution”. See “Membership and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be an amount equal to the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2004 to and including January 30, 2004) or the average of the closing prices for one share of the preferred stock on The NASDAQ National Market for the three trading days preceding

January 20, 2004. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;
• any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and
• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We may not redeem the preferred stock prior to February 1, 2008. On or after that date we may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.

Redemption at the Holder’s Option	In the event of a change in control initiated by our board of directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock-Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into shares of any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; and
• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on The NASDAQ National Market under the symbol “CHSCP”.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some material risks of ownership of the preferred stock.

Summary Consolidated Financial Data

        The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for August 31, 2003, 2002 and 2001 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing.

Summary Consolidated Financial Data

	2003		2002		2001		2000		1999

	(dollars in thousands)
Income statement data:
Revenues:
Net sales	$9,270,734		$7,156,454		$7,464,242		$8,248,413		$6,198,843
Patronage dividends	3,257		3,885		5,977		5,494		5,876
Other revenues	124,542		109,459		116,254		97,471		81,180

	9,398,533		7,269,798		7,586,473		8,351,378		6,285,899
Cost of goods sold	9,058,951		6,940,926		7,181,433		8,051,057		6,010,796
Marketing, general and administrative	190,582		187,292		184,046		155,266		152,031

Operating earnings	149,000		141,580		220,994		145,055		123,072
Gain on legal settlements	(10,867)		(2,970)
Interest	48,675		42,455		61,436		57,566		42,438
Equity income from investments	(47,299)		(58,133)		(28,494)		(28,325)		(22,363)
Minority interests	21,950		15,390		35,098		24,546		10,017

Income before income taxes	136,541		144,838		152,954		91,268		92,980
Income taxes	12,700		18,700		(25,600)		3,880		6,980

Net income	$123,841		$126,138		$178,554		$87,388		$86,000

Balance sheet data (at August 31):
Working capital	$458,738		$249,115		$305,280		$214,223		$219,045
Net property, plant and equipment	1,122,982		1,057,421		1,023,872		1,034,768		968,333
Total assets	3,807,968		3,481,727		3,057,319		3,172,680		2,787,664
Long-term debt, including current maturities	663,173		572,124		559,997		510,500		482,666
Total equities	1,481,711		1,289,638		1,261,153		1,164,426		1,117,636
Ratio of earnings to fixed charges and preferred dividends(1)	3.0	x	3.4	x	3.4	x	2.6	x	2.5	x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

RISK FACTORS

        You should be aware that ownership of our preferred stock involves risks, including those described below. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

        OUR REVENUES AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY CHANGES IN COMMODITY PRICES. Our revenues and earnings are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, and flour. Commodity prices generally are affected by a wide range of factors beyond our control, including the weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial.

        OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF OUR MEMBERS WERE TO DO BUSINESS WITH OTHERS RATHER THAN WITH US. We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

        WE PARTICIPATE IN HIGHLY COMPETITIVE BUSINESS MARKETS IN WHICH WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY. We operate in several highly competitive business segments. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. Our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. As a result, we may not be able to continue to compete successfully with our competitors.

        CHANGES IN FEDERAL INCOME TAX LAWS OR IN OUR TAX STATUS COULD INCREASE OUR TAX LIABILITY AND REDUCE OUR NET INCOME. Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

        WE INCUR SIGNIFICANT COSTS IN COMPLYING WITH APPLICABLE LAWS AND REGULATIONS. ANY FAILURE TO MAKE THE CAPITAL INVESTMENTS NECESSARY TO COMPLY WITH THESE LAWS AND REGULATIONS COULD EXPOSE US TO FINANCIAL LIABILITY. We are subject to numerous federal, state and local provisions regulating our business and operations. We incur and expect to incur significant capital and operating expenses to comply with these laws and regulations, but may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, are expected to be approximately $87.0 million for our Laurel, Montana refinery and $324.0 million for National Cooperative Refinery Association’s McPherson, Kansas refinery, of which $8.7 million had been spent at the Laurel refinery and $36.5 million had been spent by NCRA at the McPherson refinery as of August 31, 2003. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

        We establish reserves for the future cost of meeting known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

        Our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products. We cannot predict what impact, if any, future laws or regulations may have on our business and operations.

        ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION. Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity.

        ACTUAL OR PERCEIVED QUALITY, SAFETY OR HEALTH RISKS ASSOCIATED WITH OUR PRODUCTS COULD SUBJECT US TO LIABILITY AND DAMAGE OUR BUSINESS AND REPUTATION. If any of our food products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products, such as the concern in some quarters regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

        OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES; WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES. Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages; and

•	the significant inventories that we carry could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination.

        We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

        OUR COOPERATIVE STRUCTURE LIMITS OUR ABILITY TO ACCESS EQUITY CAPITAL. As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

        CONSOLIDATION AMONG THE PRODUCERS OF PRODUCTS WE PURCHASE AND CUSTOMERS FOR PRODUCTS WE SELL COULD ADVERSELY AFFECT OUR REVENUES AND OPERATING RESULTS. Consolidation has occurred among the producers of products we purchase, including crude oil and grain. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers.

        Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers, and retailers elect not to purchase our products, our sales volumes, revenues, and profitability could be significantly reduced.

        FLUCTUATIONS IN PRICES FOR CRUDE OIL AND REFINED FUEL PRODUCTS MAY ADVERSELY AFFECT OUR EARNINGS. Prices for crude oil and for gasoline, diesel fuel, and other refined petroleum products fluctuate widely. The profitability of our energy operations depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports generally;

•	political instability or armed conflict in oil-producing regions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

        The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

        IF OUR CUSTOMERS CHOSE ALTERNATIVES TO OUR REFINED PETROLEUM PRODUCTS OUR REVENUES AND PROFITS MAY DECLINE. Numerous alternative energy sources currently under development that could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

        OUR AGRONOMY BUSINESS IS DEPRESSED AND COULD CONTINUE TO UNDERPERFORM IN THE FUTURE. Demand for agronomy products in general has been adversely affected in recent years by drought and poor weather conditions, idle acreage and development of insect and disease-resistant crops. These factors could cause Agriliance, LLC, an agronomy marketing and distribution venture in which we own a minority interest, to be unable to operate at profitable margins. In addition, these and other factors, including fluctuations in the price of natural gas and other raw materials, an increase in recent years in domestic and foreign production of fertilizer, and intense competition within the industry, in particular from lower-cost foreign producers, have created particular pressure on producers of fertilizers. As a result, CF Industries, Inc., a fertilizer manufacturer in which we hold a minority cooperative interest, has suffered significant losses in recent years as it has incurred increased prices for raw materials but has been unable to pass those increased costs on to its customers.

        TECHNOLOGICAL IMPROVEMENTS IN AGRICULTURE COULD DECREASE THE DEMAND FOR OUR AGRONOMY PRODUCTS. Technological advances in agriculture could decrease the demand for crop nutrients, and other crop input products and services. Genetically engineered seeds that resist disease and insects or meet certain nutritional requirements could affect the demand for crop nutrients and crop protection products, as well as the demand for fuel to operate application equipment.

        WE OPERATE SOME OF OUR BUSINESS THROUGH JOINT VENTURES IN WHICH OUR RIGHTS TO CONTROL BUSINESS DECISIONS ARE LIMITED. Several parts of our business, including in particular our agronomy business segment and portions of our grain marketing, wheat milling and foods businesses, are operated through joint ventures with unaffiliated third parties. Operating a business through a joint venture means that we have less control over business decisions than we have in our wholly owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in that venture.

Risks Related to the Preferred Stock

        WE CANNOT ASSURE YOU THAT THE PREFERRED STOCK WILL CONTINUE TO QUALIFY FOR LISTING ON THE NASDAQ NATIONAL MARKET. Although the preferred stock is listed on The NASDAQ National Market, we cannot assure you that it will continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

        THE TRADING MARKET FOR THE PREFERRED STOCK MAY NOT BE MAINTAINED, WHICH MAY LIMIT YOUR ABILITY TO RESELL YOUR SHARES. We cannot assure you that the trading market for the preferred stock will be maintained or provide any significant liquidity. If you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

        IF YOU ARE ABLE TO RESELL YOUR PREFERRED STOCK, MANY FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE. Many factors could affect the market price of our preferred stock, including:

•	the risks relating to our business and the industries in which we operate described elsewhere in this “Risk Factors” section and elsewhere in this prospectus;
•	our operating and financial performance;
•	the level, direction and volatility of interest rates;
•	general market, political and economic conditions;
•	changes in market valuations of other integrated agricultural companies;
•	the market for securities similar to the preferred stock;
•	additional issuances of preferred stock by us; and
•	sales of preferred stock by a few stockholders or even a single significant stockholder.

        In addition, the U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. We cannot predict at what price the preferred stock will trade, and that price may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

        ISSUANCES OF SUBSTANTIAL AMOUNTS OF PREFERRED STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR PREFERRED STOCK. From time to time in the future we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time we may sell additional shares of preferred stock to the public. We cannot predict whether future issuances or sales of our preferred stock or the availability of our preferred stock for sale will adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

        THE TERMS OF THE PREFERRED STOCK ARE FIXED AND CHANGES IN MARKET CONDITIONS, INCLUDING MARKET INTEREST RATES, MAY DECREASE THE MARKET PRICE FOR THE PREFERRED STOCK. The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

        YOU WILL HAVE LIMITED VOTING RIGHTS. As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

        PAYMENT OF DIVIDENDS ON THE PREFERRED STOCK IS NOT GUARANTEED. Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

•	unanticipated cash requirements;
•	the need to make payments on our indebtedness;
•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or
•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

        WE CAN REDEEM THE PREFERRED STOCK AT OUR DISCRETION. We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends.

        THE AMOUNT OF YOUR LIQUIDATION PREFERENCE OR REDEMPTION PAYMENT IS FIXED. The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us on a redemption.

        YOUR LIQUIDATION RIGHTS WILL BE SUBORDINATE TO THOSE OF HOLDERS OF OUR INDEBTEDNESS AND OF ANY SENIOR EQUITY SECURITIES WE HAVE ISSUED OR MAY ISSUE IN THE FUTURE AND MAY BE SUBJECT TO THE EQUAL RIGHTS OF OTHER EQUITY SECURITIES. There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

        The up to 516,487 shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem up to $13,000,000 of our “patrons’ equities” that have been outstanding for at least 10 years and that are held by active members whose pro rata portion of the total amount of patrons’ equities to be redeemed is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution”. See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

BUSINESS

        We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from and provide products and services to our members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2003, our total revenues were $9.4 billion.

        Our operations are organized into five business segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of inputs that are essential for crop production. The third segment, Country Operations and Services, serves as the Company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by CHS. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by the Country Operations and Services segment, by member cooperatives and also by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

        Only producers of agricultural products and associations of producers of agricultural products may be members of CHS. Our earnings derived from business conducted with these members are allocated to members based on the volume of business they do with us. Members receive earnings in the form of patronage refunds in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members are taxed at regular corporate rates and are retained by us as unallocated equity.

        The origins of CHS date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS emerged as the result of the merger of the two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota. In August 2003, the Company changed its name from Cenex Harvest States Cooperatives to CHS Inc.

        The international sales information and segment information in Notes 2 and 11 to the consolidated financial statements are incorporated by reference into the following business segment descriptions.

        The business segment financial information presented below does not represent the results that would have been obtained had the relevant business segment been operated as an independent business.

AGRONOMY

Overview

        Through the Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and, effective January 2000, a 25% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products.

        There is significant seasonality in the sale of crop nutrients and crop protection products and services, with peak activity coinciding with the planting and input seasons.

        Our minority ownership interests in CF Industries and Agriliance are treated as investments, and therefore, those entities’ revenues and expenses are not reflected in our operating results. CF Industries is treated as a cost method investment and Agriliance is treated as an equity method investment. CF Industries and Agriliance each have their own line of financing, without recourse to CHS.

Operations

        CF Industries. CF Industries is an interregional agricultural cooperative involved in the manufacturing of crop nutrient products. It is one of North America’s largest producers of nitrogen and phosphate fertilizers. Through its members, CF Industries’ nitrogen and phosphate fertilizer products reach farmers and ranchers in 48 states and two Canadian provinces. CF Industries conducts its operations primarily from the following facilities:

•	a nitrogen manufacturing and processing facility at Donaldsonville, Louisiana;

•	a phosphate mine and phosphate fertilizer plant in central Florida; and

•	a 66% ownership interest in a nitrogen fertilizer manufacturing and processing facility in Alberta, Canada.

        Agriliance. Agriliance is the one of the nation’s largest wholesale distributors of crop nutrients (fertilizers) and crop protection products (insecticides, fungicides and pesticides), accounting for an estimated 19% of the U.S. market for crop nutrients and approximately 26% of the U.S. market for crop protection products. As a wholesale distributor, Agriliance has warehouse, distribution and service facilities located throughout the country. Agriliance also owns and operates retail agricultural units in the southern United States. Agriliance purchased approximately 36% of its fertilizer from CF Industries during fiscal year 2003, and purchases most of its crop protection products from Monsanto and Sygenta.

        Agriliance was formed in 2000 when CHS, Farmland Industries Inc. (Farmland) and Land O’Lakes, Inc. (Land O’Lakes) contributed their respective agronomy businesses to the new company in consideration for ownership interests (25% each for CHS and Farmland and 50% for Land O’Lakes) in the venture. CHS and Farmland hold their interests in Agriliance through United Country Brands, LLC, a 50/50 jointly-owned holding company.

        In April 2003, we acquired a 13.1% additional economic interest in the crop protection products business of Agriliance (the “CPP Business”) for a cash payment of $34.3 million. After the transaction, the economic interests in Agriliance are owned 50% by Land O’ Lakes, 25% plus an additional 13.1% of the CPP Business by CHS and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings are split among the members based upon the respective economic interests of each member.

Products and Services

        CF Industries manufactures crop nutrient products, primarily nitrogen and phosphate fertilizers and potash. Agriliance wholesales crop nutrient products and crop protection products that include insecticides, fungicides, and pesticides. Agriliance also provides field and technical services, including soil testing, adjuvant and herbicide formulation, application and related services.

Sales and Marketing; Customers

        CF Industries sells its crop nutrient products to large agricultural cooperatives and distributors. Its largest customers are Land O’Lakes, CHS and seven other regional cooperatives that wholesale the products to their members. Agriliance distributes agronomy products through approximately 2,200 local cooperatives from Ohio to the West Coast and from the Canadian border south to Kansas. Agriliance also provides sales and services through 48 Agriliance Service Centers and other retail outlets. Agriliance’s largest customer is our Company’s Country Operations and Services business segment. In 2003, Agriliance sold approximately $1.3 billion of crop nutrient products and approximately $1.2 billion of crop protection and other products.

Industry; Competition

        CF Industries. North American fertilizer producers operate in a highly competitive, global industry. Commercial fertilizers are world-traded commodities and producers compete principally on the basis of price and service. Many of the raw materials that are used in fertilizer production, such as natural gas, are often more expensive in the U.S. than other parts of the world. Crop nutrient margins and earnings have historically been cyclical; large profits generated throughout the mid-1990’s attracted additional capital and expansion and the industry now suffers from excess capacity. These factors have produced depressed margins for North American fertilizer manufacturers over the past several years, although recently fertilizer margins have stabilized.

        CF Industries competes with numerous domestic and international crop nutrient manufacturers.

        Agriliance. The wholesale distribution of agronomy products is highly competitive and dependent upon relationships with agricultural producers and local cooperatives, proximity to producers and local cooperatives and competitive pricing. Moreover, the crop protection products industry is mature with slow growth predicted for the future, which has led distributors and suppliers to turn to consolidation and strategic partnerships to benefit from economies of scale and increased market share. Agriliance competes with other large agronomy distributors, as well as other regional or local distributors and retailers. Agriliance competes on the strength of its relationships with the members of CHS, Farmland and Land O’Lakes, its purchasing power and competitive pricing, and its attention to service in the field.

        Major competitors of Agriliance in crop nutrient distribution include Agrium, Growmark, Cargill, United Suppliers and West Central. Major competitors of Agriliance in crop protection products distribution include Helena, ConAgra (UAP), Tenkoz and numerous smaller distribution companies.

Summary Operating Results

        We account for our Agronomy business segment as follows:

        CF Industries. Our investment in CF Industries of $153 million on August 31, 2003 is carried on the balance sheet at cost, including allocated patronage. Since CF Industries is a cooperative, we recognize income from the investment only if it receives patronage refunds. Over the past five years CF Industries has realized operating losses and, as a result, it has not issued any patronage refunds to its members. Historically, crop nutrients manufacturing earnings have been cyclical in nature. CHS management has performed the appropriate impairment tests of this investment, and based upon those tests, believes that fair market value exceeds its carrying value. We will continue to perform impairment tests annually, including reviewing operating results, or as circumstances dictate, which could result in an impairment to its CF Industries investment.

        Agriliance. At August 31, 2003 our equity investment in Agriliance was $129.3 million. We recognize earnings from Agriliance using the equity method of accounting, which results in us including our ownership percentage of Agriliance’s net earnings as equity income from investments. We apply related internal expenses against those earnings.

        Summary operating results and identifiable assets for the Agronomy business segment for the fiscal years ended August 31, 2003, 2002 and 2001 are shown below:

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales
Patronage dividends	$(84)	$(89)	$196
Other revenues

	(84)	(89)	196
Cost of goods sold
Marketing, general and administrative	8,138	8,957	8,503

Operating losses	(8,222)	(9,046)	(8,307)
Interest	(974)	(1,403)	(4,529)
Equity income from investments	(20,773)	(13,425)	(7,360)

Income before income taxes	$13,525	$5,782	$3,582

Total identifiable assets — August 31	$285,906	$242,015	$230,051

ENERGY

Overview

        We are the nation’s largest cooperative energy company, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. The Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximately 74.5% ownership interest) and sells those products under the Cenex brand to our member cooperatives and others, through a network of approximately 1,500 independent retailers, including approximately 800 that operate Cenex/ Ampride convenience stores.

Operations

        Laurel Refinery. Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel, and asphalt. The Laurel refinery sources approximately 90% of its crude oil supply from Canada, with the balance obtained from domestic sources. Laurel has access to Canadian and northwest Montana crude through our wholly owned Front Range Pipeline, LLC and other common carrier pipelines. The Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

        The Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 42% gasoline, 30% diesel and other distillates and 28% asphalt and other residual products. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota.

        McPherson Refinery. The McPherson, Kansas refinery is owned and operated by the National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes low and medium sulfur crude oil into gasoline, diesel and other distillates, propane, and other products. McPherson sources approximately 95% of its crude oil from Kansas, Oklahoma, and Texas through NCRA-owned and common carrier pipelines.

        The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 57% gasoline, 34% diesel and other distillates, and 9% propane and other products. Approximately 90% of the refined fuels are shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa and to other markets via common carrier pipelines. The balance of the fuels is loaded into trucks at the refinery.

        Other Energy Operations. We own and operate three propane terminals, four asphalt terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors which are used to transport refined fuels, propane and anhydrous ammonia.

Products and Services

        The Energy business segment produces and sells (primarily wholesale) gasoline, diesel, propane, asphalt, lubricants and other related products and provides transportation services. It obtains the petroleum products that it sells both from the Laurel and McPherson refineries and from third parties.

Sales and Marketing; Customers

        We make approximately 75% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/ Ampride tradename. We sold approximately 1.5 billion gallons of gasoline and approximately 1.3 billion gallons of diesel fuel in fiscal year 2003. We also wholesale auto and farm machinery lubricants to both members and non-members. In fiscal year 2003, energy operations sold approximately 23 million gallons of lube oil. We are one of the nation’s largest propane wholesalers. In fiscal year 2003, energy operations sold approximately 844 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural consumption. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

        Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our Energy business segment. Like many other refineries, the Energy business segment’s refineries are currently focusing their capital spending on reducing pollution. In particular, these refineries are currently working to comply with the Environmental Protection Agency low sulfur fuel regulations required by 2006, which are intended to lower the sulfur content of gasoline and diesel. We currently expect that the cost of compliance will be approximately $87.0 million for our Laurel, Montana refinery and $324.0 million for NCRA’s McPherson, Kansas refinery, of which $8.7 million had been spent at the Laurel refinery and $36.5 million had been spent by NCRA at the McPherson refinery as of August 31, 2003. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

        The energy business is highly cyclical. Demand for crude oil and its products are driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, warm winter weather, and government programs that encourage idle acres may all reduce demand for our energy products.

        The refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. CHS owned and non-owned retail outlets are located primarily in the southern, midwestern and northwestern United States.

Summary Operating Results

        Summary operating results and identifiable assets for our Energy business segment for the fiscal years ended August 31, 2003, 2002 and 2001 are shown below:

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$3,648,093	$2,657,689	$2,781,243
Patronage dividends	415	458	712
Other revenues	10,461	6,392	4,036

	3,658,969	2,664,539	2,785,991
Cost of goods sold	3,475,947	2,489,352	2,549,099
Marketing, general and administrative	63,740	66,731	48,432

Operating earnings	119,282	108,456	188,460
Interest	16,401	16,875	25,097
Equity (income) loss from investments	(1,353)	1,166	4,081
Minority interests	20,782	14,604	34,713

Income before income taxes	$83,452	$75,811	$124,569

Total identifiable assets — August 31	$1,449,652	$1,305,828	$1,154,036

COUNTRY OPERATIONS AND SERVICES

Overview

        The Country Operations and Services business segment purchases a variety of grains from our producer members and provides cooperative members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations and Services operates at 282 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Products and Services

        Grain Purchasing. CHS is one of the largest country elevator operators in North America. Through a majority of its elevator locations, the Country Operations and Services business segment purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our Grain Marketing business segment or used for local feed and processing operations. For the year ended August 31, 2003, the Country Operations and Services business segment purchased approximately 298 million bushels of grain, primarily wheat (136 million bushels), corn (79 million bushels) and soybeans (46 million bushels). Of these bushels, 274 million were purchased from members and 204 million were sold through the Grain Marketing business segment.

        Other Products. Country Operations and Services manufactures and sells other products, both directly and through ownership interests in other entities. These include seed; plant food; energy products; animal feed ingredients, supplements and products; animal health products; crop protection products; and processed sunflowers. We sell agronomy products at 155 locations, feed products at 128 locations and energy products at 93 locations. Farm supplies are purchased through cooperatives whenever possible.

        Financial Services. We have provided open account financing to more than 150 CHS members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of term and seasonal loans and can also be used as a clearing account for settlement of grain purchases and as a cash management tool. A substantial part of the term and seasonal loans are sold to the National Bank for Cooperatives (CoBank), with CoBank purchasing up to 90% of any loan. Our guarantee exposure on these loans at August 31, 2003 was approximately $6.7 million. Through our wholly owned subsidiary Fin-Ag, Inc. we provide seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans. We also provide consulting services to member cooperatives. Most loans are sold to CoBank under a separate program from that described above, under which we have guaranteed a portion of the loans. Our exposure at August 31, 2003 was approximately $43.0 million. Our borrowing arrangements allow for us to retain up to $110.0 million of loans in aggregate for both finance programs, or to sell the loans and extend guarantees up to $150.0 million in aggregate.

        Our wholly owned subsidiary Country Hedging, Inc., which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full service commodity futures and options broker.

        Ag States Agency, LLC is an independent insurance agency in which we hold a majority ownership interest. It sells insurance, including group benefits, property and casualty, and bonding programs. Its approximately 1,600 customers are primarily agricultural businesses, including local cooperatives and independent elevators, oil stations, agronomy and feed/seed plants, implement dealers, fruit and vegetable packers/warehouses, and food processors.

Industry; Competition

        Competitors for the purchase of grain include other elevators and large grain marketing companies. Competitors for farm supply include a variety of cooperatives, privately held and large national companies. We compete primarily on the basis of price, services and patronage.

        Competitors to our financing operations are primarily other financial institutions. We compete primarily on the basis of price, services and patronage. Country Hedging’s competitors include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price and level of service. Ag States competes with other insurance agencies, primarily on the basis of price and services.

Summary Operating Results

        Summary operating results and identifiable assets for our Country Operations and Services business segment for the fiscal years ended August 31, 2003, 2002 and 2001 are shown below:

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$1,885,825	$1,474,553	$1,577,268
Patronage dividends	2,467	2,572	3,683
Other revenues	81,739	80,789	80,479

	1,970,031	1,557,914	1,661,430
Cost of goods sold	1,876,811	1,474,392	1,569,884
Marketing, general and administrative	55,887	47,995	53,417

Operating earnings	37,333	35,527	38,129
Gain on legal settlements	(10,867)	(2,970)
Interest	14,975	13,851	15,695
Equity income from investments	(788)	(283)	(246)
Minority interests	1,168	786	385

Income before income taxes	$32,845	$24,143	$22,295

Total identifiable assets — August 31	$857,523	$799,711	$679,053

GRAIN MARKETING

Overview

        We are the nation’s largest cooperative marketer of grain and oilseed, handling about 1.1 billion bushels annually. During fiscal year 2003, we purchased approximately 67% of total grain volumes from individual and member cooperatives and the Country Operations and Services business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to CHS owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our Grain Marketing operations directly, but do conduct some of our business through two 50% owned joint ventures.

Operations

        The Grain Marketing segment purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, with CHS responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels, and barges, is a significant part of the service we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with CHS. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

        We own export terminals, river terminals, and elevators involved in the handling and transport of grain. River terminals at St. Paul, Savage, and Winona, Minnesota, and Davenport, Iowa are used to load grains onto barges for shipment to both domestic and export customers via the Mississippi River System. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway, and an export terminal at Myrtle Grove, Louisiana serves the Gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation) and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC operates grain terminals in Vancouver and Kalama, Washington. TEMCO, LLC operates a large export terminal in Tacoma, Washington. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. Grain Suppliers, LLC, a wholly owned subsidiary (previously a 50% joint venture), operates elevator facilities in Friona, Texas and Collins, Mississippi. In 2003, we opened an office in Sao Paulo, Brazil for the procurement of soybeans for the Grain Marketing segment’s international customers.

        Grain Marketing purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that it is further from its export facilities, grain tends to be sold later than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, the Grain Marketing business segment buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, the Grain Marketing business segment has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affect the profitability of the Grain Marketing segment.

Products and Services

        The primary grains purchased by the Grain Marketing business segment for the year ended August 31, 2003 were corn (412 million bushels), wheat (329 million bushels) and soybeans (245 million bushels). Of the total grains purchased by the Grain Marketing business segment during the year ended August 31, 2003, 508 million bushels were purchased from our individual and cooperative association members, 204 million bushels were purchased from the Country Operations and Services business segment and the remainder were purchased from third parties.

Sales and Marketing; Customers

        Purchasers include domestic and foreign millers, maltsters, feeders, crushers, and other processors. To a much lesser extent purchasers include intermediaries and distributors. Grain Marketing operations are not dependent on any one customer. The Grain Marketing segment has supply relationships calling for delivery of grain at prevailing market prices.

Industry; Competition

        The Grain Marketing business segment competes for both the purchase and sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than us.

        In the purchase of grain from producers, location of the delivery facility is a prime consideration, but producers are increasingly willing to truck grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capability provides a price advantage. We believe that our relationships with individual members serviced by local Country Operations and Services locations and with cooperative members gives us a broad origination capability.

        The Grain Marketing business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill),

ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

        The results of the grain marketing business may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth, and by increased or decreased per capita consumption of some products.

Summary Operating Results

        Summary operating results and identifiable assets for our Grain Marketing business segment for the fiscal years ended August 31, 2003, 2002 and 2001 are shown below:

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$4,139,226	$3,281,469	$3,416,239
Patronage dividends	218	497	840
Other revenues	25,458	21,902	22,964

	4,164,902	3,303,868	3,440,043
Cost of goods sold	4,133,677	3,272,985	3,416,500
Marketing, general and administrative	21,072	22,213	22,396

Operating earnings	10,153	8,670	1,147
Interest	4,738	4,807	8,144
Equity loss (income) from investments	1,673	(4,257)	(4,519)

Income (loss) before income taxes	$3,742	$8,120	$(2,478)

Total identifiable assets — August 31	$450,415	$481,232	$345,696

PROCESSED GRAINS AND FOODS

Overview

        The Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by member producers. These areas are oilseed processing, wheat milling and foods.

Oilseed Processing

        Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to produce approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in Fairmont, Minnesota has a crushing capacity and crude soyoil output similar to the Mankato facility. The facility in Fairmont was essentially complete and became operational in the first fiscal quarter of 2004. Total costs for this new facility are estimated to be approximately $85.0 million, of which $68.9 million has been spent through August 31, 2003.

        Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods and, to a lesser extent for certain industrial uses for plastics, inks and paints. Soybean meal has a high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

        Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. The oilseed crushing operations currently produce approximately 45% of the crude oil that we refine; it purchases the balance from outside suppliers. Once the Fairmount, Minnesota crushing facility is fully operational, the oilseed crushing operations will produce approximately 85% of the crude oil we refine.

        Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of the customers are located in the midwest due to lower freight costs and slightly higher profitability. The largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is comparative with other suppliers of the product. Our sales to Ventura Foods were $78.5 million in fiscal year 2003. We also sell soymeal to almost 400 customers, primarily feed lots and feed mills in southern Minnesota. Five of these customers accounted for approximately 58% of the soymeal sold. Land O’Lakes/ Farmland Feed, LLC accounts for 25% of soymeal sold and Commodity Specialists Company accounts for 12% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

        The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing, Inc., and Bunge. These and other competitors have acquired other processors and have expanded existing plants, or are proposing to construct new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil market and less than 3% of the domestic soybean crushing capacity.

        Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the refined products, and other supply and demand factors.

Wheat Milling

        In January 2002, we formed Horizon Milling, LLC (Horizon Milling) with Cargill, in which we own a 24% interest and Cargill owns the remaining 76%. Horizon Milling is the largest U.S. wheat miller. Sales and purchases of wheat and durum by us to Horizon Milling during fiscal year 2003 were $191.3 million and $8.8 million, respectively. Horizon Milling’s advance payments on grain to us were $7.5 million on August 31, 2003, and are included in Customer advance payments on our Consolidated Balance Sheets.

        We ceased operations at our Huron, Ohio mill prior to the formation of Horizon Milling and our facility lease expired on September 30, 2002. We have dismantled the milling equipment and are currently negotiating for the sale of the equipment that has not yet been sold. The Processed Grains and Foods business segment established an impairment of approximately $6.5 million on the equipment during the fourth quarter of fiscal year 2002.

Foods

        We have two primary areas of focus in the foods area: Ventura Foods, which produces oilseed based products such as margarine and salad dressing and which is 50% owned by us, and the production of Mexican foods such as tortillas, tortilla chips and entrees.

        Ventura Foods. Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 30% of Ventura Food’s volume, based on sales revenues, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Food’s product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine in the U.S. and is a major producer of many other products.

        Ventura Foods has 13 manufacturing and distribution locations across the United States. It sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various other ingredients and supplies, from various national suppliers, including our oilseed processing and refining operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 65% in foodservice and the remainder split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale.

        Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, ACH, Smuckers, Kraft, and CF Sauer.

        Ventura Foods was created in 1996 and at the time was owned 40% by us and 60% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui & Co., Ltd. In March 2000, we purchased an additional 10% interest from Wilsey Foods, Inc. bringing our total equity investment in Ventura Foods to 50%. We account for the Ventura Foods investment under the equity method of accounting.

        Mexican Foods. Since June 2000, we have acquired three regional producers of Mexican foods. Through our Mexican foods operations, we manufacture, package, and distribute tortillas, tortilla chips and prepared frozen Mexican food products such as burritos and tamales. We sell these products under a variety of local and regional brand names and also produce private label products and co-packs for customers. The current operational focus is on integrating these disparate operations into a single business entity with consistent standards, systems and sales practices.

        The tortilla and tortilla chip industry in the United States is comprised of a large number of small regional manufacturers and a few dominant manufacturers. We estimate that our Mexican foods operation has approximately a 1.5% share of the national tortilla market and less than a 1% share of the national tortilla chip market. On a national basis, the primary competitors are large chip and snack companies such as Frito Lay.

Summary Operating Results

        Summary operating results and identifiable assets for our Processed Grains and Foods business segment for the fiscal years ended August 31, 2003, 2002 and 2001 are shown below:

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales*	$491,931	$496,084	$662,726
Patronage dividends	111	260	339
Other revenues	2,300	(1,469)	(238)

	494,342	494,875	662,827
Cost of goods sold	466,857	457,538	619,184
Marketing, general and administrative	36,540	36,930	44,870

Operating (losses) earnings	(9,055)	407	(1,227)
Interest	12,845	9,514	13,026
Equity income from investments	(26,056)	(41,331)	(35,505)

Income before income taxes	$4,156	$32,224	$21,252

Total identifiable assets — August 31	$498,872	$439,942	$430,871

*	The sales decline from 2001 is primarily due to the formation of Horizon Milling. Since January 2002 we have accounted for the operating results of our milling operations under the equity method of accounting. Earnings from our interest in Horizon Milling are included as part of equity income from investments.

PRICE RISK AND HEDGING

        Whenever we enter into a commodity purchase commitment we incurs risks of carrying inventory, including risks related to price changes and performance (including delivery, quality, quantity and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

        To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume handled by us can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and various pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance of a contract.

        When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional margin deposit (maintenance margin) would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

        At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy, and computerized procedures in grain marketing operations, requires a review by operations management when any trader is outside of position limits and also a review by senior management of CHS if operating areas are outside of position limits. A similar process is used in energy operations. The position limits are reviewed at least annually with the management of CHS. We monitor current market conditions and may expand or reduce our risk management policies or procedures in response to changes in those conditions. In addition, all purchase and sale contracts are subject to credit approvals and appropriate terms and conditions.

EMPLOYEES

        At August 31, 2003, we had approximately 6,820 full and part-time employees, which included approximately 560 employees of NCRA. Of that total, approximately 1,890 were employed in the Energy segment, 2,440 in the Country Operations and Services segment (not including an estimated 1,010 seasonal and temporary employees), 440 in the Grain Marketing segment, 850 in the Processed Grains and Foods business segment and 190 in corporate and administrative functions. In addition to those employed directly by us, many employees work for the joint ventures in which we have an ownership interest. All of the employees in the Agronomy segment and a portion of the Grain Marketing and Processed Grains and Foods segments are employed in this manner.

        Employees in certain areas are represented by collective bargaining agreements. Refinery workers in Laurel, Montana (185 employees), are represented by agreements with two unions (Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) and Oil Basin Pipeliners Union (OBP)), for which agreements are in place through 2006 for PACE, and through 2006 for OBP in regard to wages and benefits. The contracts covering the NCRA McPherson, Kansas refinery (254 employees in the PACE union) are also in place through 2006. There are approximately 170 employees in transportation and lubricant plant operations that are covered by collective bargaining agreements that expire at various times. Production workers in grain marketing operations (144 employees) are represented by agreements with four unions that expire at various times from 2003 through 2005. In particular, grain marketing employees in the Bakers, Confectionary, Tobacco Workers and Grain Millers International Union in Superior, Wisconsin (49 employees) have contracts that have expired and are currently being negotiated, with the Company anticipating a successful resolution. Finally, certain production workers in oilseed processing operations are subject to collective bargaining agreements with the American Federation of Grain Millers (127 employees) and the Pipefitters’ Union (2 employees) for which agreements are in place through 2006.

MEMBERSHIP IN THE COMPANY AND AUTHORIZED CAPITAL

Introduction

        We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Patrons, and not CHS, are subject to income taxes on income from patronage. We are subject to income taxes on non-patronage-sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

        We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions the Board of Directors deems appropriate.

        These distributions, referred to as “patronage dividends,” may be distributed in cash, patrons’ equities, revolving fund certificates, securities of CHS or others or any combination designated by our Board of Directors. Since 1998, our Board of Directors has distributed patronage dividends in the form of 30% cash and 70% patrons’ equities (see “— Patrons’ Equities” below). Our Board of Directors may change the mix in the form of the patronage dividend in the future. In making distributions, our Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable. Patronage dividends distributed during the years ended August 31, 2003, 2002 and 2001 were $88.3 million ($26.5 million in cash), $132.6 million ($40.1 million in cash) and $86.4 million ($26.1 million in cash), respectively.

Patrons’ Equities

        Patrons’ equities are in the form of a book entry and represent a right to receive cash when redeemed by us. Patrons’ equities form part of our capital, do not bear interest and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. Our current policy is to redeem the equities of those members who were age 61 and older on June 1, 1998 when they reach the age of 72 and upon death. The current policy also provides for an annual pro-rata redemption of equities older than 10 years held by active members in an amount determined by our Board of Directors.

        Redemptions of patrons’ and other equities, including equity participation units (discussed in Note 9 to the Consolidated Financial Statements), during the years ended August 31, 2003, 2002 and 2001 were $31.1 million, $31.1 million and $33.0 million, respectively.

Governance

        We are managed by a Board of Directors of at least 17 persons elected by our members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our Board of Directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of the members, except for the higher vote described under “— Certain Antitakeover Measures” below.

Membership

        Our membership is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership as it may from time to time deem advisable.

        As a membership cooperative, we do not have common stock. We may issue equity or debt securities, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers, either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights

        Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt security. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

        Members who are individuals are entitled to one vote. Individual members may exercise their voting power directly or through a patrons’ association associated with a grain elevator, feed mill, seed plant or any other CHS facility (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

        Most matters submitted to a vote of our members require the approval of a majority of the votes cast at a meeting of the members, although the approval of not less than two-thirds of the votes cast at a meeting is required to approve “Change of Control” transactions, which include a merger, consolidation, liquidation, dissolution, or the sale of all or substantially all of our assets and, in certain circumstances, a greater vote may be required. See “Certain Antitakeover Measures” below.

Debt and Equity Instruments

        We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Equity issued by CHS is subject to a first lien in favor of us for all indebtedness of the holder to us. As of August 31, 2003, our outstanding capital included patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Cumulative Redeemable Preferred Stock (dividends paid quarterly) and certain capital reserves.

Distribution of Assets Upon Dissolution; Merger and Consolidation

        In the event of any dissolution, liquidation or winding up of CHS, whether voluntary or involuntary, all debts and liabilities would be paid first according to their respective priorities. As more particularly provided in our bylaws, the remaining assets would be paid to the holders of equity capital to the extent of their interests and any excess would be paid to patrons on the basis of their past patronage. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

        Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members. Further, if our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

        Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

        As a cooperative, we are not taxed on patronage paid to our members either in the form of equities or cash. Consequently, amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any non-qualified unit retains, the amount is deductible to us and taxable to the member.

        Income we derive from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

        NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected financial information below has been derived from our consolidated financial statements for the years ended August 31. The selected consolidated financial information for August 31, 2003, 2002 and 2001 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing.

Summary Consolidated Financial Data

	2003	2002	2001	2000	1999

	(dollars in thousands)
Income Statement Data:
Revenues:
Net sales	$9,270,734	$7,156,454	$7,464,242	$8,248,413	$6,198,843
Patronage dividends	3,257	3,885	5,977	5,494	5,876
Other revenues	124,542	109,459	116,254	97,471	81,180

	9,398,533	7,269,798	7,586,473	8,351,378	6,285,899
Cost of goods sold	9,058,951	6,940,926	7,181,433	8,051,057	6,010,796
Marketing, general and administrative	190,582	187,292	184,046	155,266	152,031

Operating earnings	149,000	141,580	220,994	145,055	123,072
Gain on legal settlements	(10,867)	(2,970)
Interest	48,675	42,455	61,436	57,566	42,438
Equity income from investments	(47,299)	(58,133)	(28,494)	(28,325)	(22,363)
Minority interests	21,950	15,390	35,098	24,546	10,017

Income before income taxes	136,541	144,838	152,954	91,268	92,980
Income taxes	12,700	18,700	(25,600)	3,880	6,980

Net income	$123,841	$126,138	$178,554	$87,388	$86,000

Balance Sheet Data (at August 31):
Working capital	$458,738	$249,115	$305,280	$214,223	$219,045
Net property, plant and equipment	1,122,982	1,057,421	1,023,872	1,034,768	968,333
Total assets	3,807,968	3,481,727	3,057,319	3,172,680	2,787,664
Long-term debt, including current maturities	663,173	572,124	559,997	510,500	482,666
Total equities	1,481,711	1,289,638	1,261,153	1,164,426	1,117,636

        The selected financial statement information below has been derived from our five business segments, and Corporate and Other, for the fiscal years ended August 31, 2003, 2002 and 2001. The intercompany sales between segments were $894.3 million, $753.3 million and $973.2 million for the fiscal years ended August 31, 2003, 2002 and 2001, respectively.

Summary Financial Data By Business Segment

	Agronomy			Energy

	2003	2002	2001	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales				$3,648,093	$2,657,689	$2,781,243
Patronage dividends	$(84)	$(89)	$196	415	458	712
Other revenues				10,461	6,392	4,036

	(84)	(89)	196	3,658,969	2,664,539	2,785,991
Cost of goods sold				3,475,947	2,489,352	2,549,099
Marketing, general and administrative	8,138	8,957	8,503	63,740	66,731	48,432

Operating (losses) earnings	(8,222)	(9,046)	(8,307)	119,282	108,456	188,460
Interest	(974)	(1,403)	(4,529)	16,401	16,875	25,097
Equity (income) loss from investments	(20,773)	(13,425)	(7,360)	(1,353)	1,166	4,081
Minority interests				20,782	14,604	34,713

Income before income taxes	$13,525	$5,782	$3,582	$83,452	$75,811	$124,569

Total identifiable assets — August 31	$285,906	$242,015	$230,051	$1,449,652	$1,305,828	$1,154,036

	Country Operations and Services			Grain Marketing

	2003	2002	2001	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$1,885,825	$1,474,553	$1,577,268	$4,139,226	$3,281,469	$3,416,239
Patronage dividends	2,467	2,572	3,683	218	497	840
Other revenues	81,739	80,789	80,479	25,458	21,902	22,964

	1,970,031	1,557,914	1,661,430	4,164,902	3,303,868	3,440,043
Cost of goods sold	1,876,811	1,474,392	1,569,884	4,133,677	3,272,985	3,416,500
Marketing, general and administrative	55,887	47,995	53,417	21,072	22,213	22,396

Operating earnings	37,333	35,527	38,129	10,153	8,670	1,147
Gain on legal settlements	(10,867)	(2,970)
Interest	14,975	13,851	15,695	4,738	4,807	8,144
Equity income (loss) from investments	(788)	(283)	(246)	1,673	(4,257)	(4,519)
Minority interests	1,168	786	385

Income (loss) before income taxes	$32,845	$24,143	$22,295	$3,742	$8,120	$(2,478)

Total identifiable assets — August 31	$857,523	$799,711	$679,053	$450,415	$481,232	$345,696

	Processed Grains and Foods			Corporate and Other

	2003	2002	2001	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$491,931	$496,084	$662,726
Patronage dividends	111	260	339	$130	$187	$207
Other revenues	2,300	(1,469)	(238)	4,584	1,845	9,013

	494,342	494,875	662,827	4,714	2,032	9,220
Cost of goods sold	466,857	457,538	619,184
Marketing, general and administrative	36,540	36,930	44,870	5,205	4,466	6,428

Operating (losses) earnings	(9,055)	407	(1,227)	(491)	(2,434)	2,792
Interest	12,845	9,514	13,026	690	(1,189)	4,003
Equity (income) loss from investments	(26,056)	(41,331)	(35,505)	(2)	(3)	15,055

Income (loss) before income taxes	$4,156	$32,224	$21,252	$(1,179)	$(1,242)	$(16,266)

Total identifiable assets — August 31	$498,872	$439,942	$430,871	$265,600	$212,999	$217,612

Supplementary Financial Information

        Supplementary financial information required by Item 302 of Regulation S-K for the years ended August 31, 2003 and 2002 is presented below. Financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto found starting on page F-1.

	2003

	November 30, 2002	February 28	May 31	August 31

		(Unaudited)

	(dollars in thousands)
Net sales	$2,400,596	$2,328,154	$2,220,455	$2,321,529
Total revenues	2,435,851	2,356,737	2,251,928	2,354,017
Gross profit	99,089	61,301	98,588	80,604
Net income (loss)	40,356	(4,100)	52,173	35,412

	2003

	November 30, 2002	February 28	May 31	August 31

		(Unaudited)

	(dollars in thousands)
Net sales	$1,729,453	$1,704,249	$1,763,266	$1,959,486
Total revenues	1,762,250	1,729,085	1,792,696	1,985,767
Gross profit	100,385	62,245	90,983	75,259
Net income	41,355	2,371	46,641	35,771

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers, ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We buy commodities from, and provide products and services to members and other customers. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grains and oilseeds, grain and oilseed processing, and food products.

        We have five distinct business segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Summary data for each of these segments for the fiscal years ended August 31, 2003, 2002 and 2001 is shown on prior pages.

        Many of our business activities are highly seasonal, and as a result, operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Certain business segments are subject to varying seasonal fluctuations. For example, the Agronomy and Country Operations and Services segments experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. The Grain Marketing segment is subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer when gasoline and diesel usage is highest. Other energy products, such as propane, experience higher volumes and profitability during the winter heating and crop drying seasons.

        Our revenue can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grain, oilseeds and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulation and policies, world events, and general political and economic conditions.

        While our sales and operating results are derived from businesses and operations which are wholly owned and majority-owned, a portion of business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record as equity income from investments our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. These investments principally include our 25% ownership in Agriliance, LLC (Agriliance), our 50% ownership in TEMCO, LLC, our 50% ownership in United Harvest, LLC, our 24% ownership in Horizon Milling, LLC (Horizon) and our 50% ownership in Ventura Foods, LLC (Ventura).

        Agriliance is owned and governed by Land O’Lakes, Inc. (50%) and United Country Brands, LLC (50%). United Country Brands, LLC is owned and governed 50% by CHS and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. Prior to the transaction described below, our indirect share of earnings (economic interest) in Agriliance was 25%, which was the same as our ownership or governance interest. Subsequent to the transaction, our indirect economic interest in Agriliance is no longer the same as our ownership or governance interest.

        In April 2003, we acquired an additional economic interest in the Agriliance wholesale crop protection business (the “CPP Business”), which constitutes only a part of the Agriliance business operations. We acquired 13.1% of the CPP Business for a cash payment of $34.3 million. The economic interests in Agriliance are owned 50% by Land O’Lakes, 25% plus an additional 13.1% of the CPP Business by CHS and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings are split among the members based upon the respective economic interests of each member.

Results of Operations

Comparison of the years ended August 31, 2003 and 2002

        Net Income. Consolidated net income for the year ended August 31, 2003 was $123.8 million compared to $126.1 million for the year ended August 31, 2002, which represents a $2.3 million (2%) decrease. This decrease in profitability is primarily attributable to decreased earnings in our Processed

Grains and Foods and Grain Marketing segments, which was partially offset by increased earnings within the Energy, Country Operations and Services and Agronomy segments compared to the year ended August 31, 2002.

        Net Sales. Consolidated net sales of $9.3 billion for the year ended August 31, 2003 increased $2.1 billion (30%) compared to the year ended August 31, 2002.

        Company-wide grain and oilseed net sales of $4.5 billion increased $1.0 billion (30%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Sales for the year ended August 31, 2003 were $4,139.2 million and $1,140.0 million from Grain Marketing and Country Operations and Services segments, respectively. Sales for the year ended August 31, 2002 were $3,281.5 million and $862.0 million from Grain Marketing and Country Operations and Services segments, respectively. We eliminated all intersegment sales between Country Operations and Services and Grain Marketing, of $799.4 million and $685.4 million, for the years ended August 31, 2003 and 2002, respectively. The net increase in sales was primarily due to an increase of $0.93 (30%) per bushel in the average sales price of all grain and oilseed marketed by CHS while volumes remained essentially unchanged from the prior year. The net increase in company-wide grain and oilseed of $1.0 billion was primarily related to the price change due to stronger commodity prices and increased international soybean exports.

        Energy net sales of $3.6 billion increased $963.6 million (37%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Sales for the year ended August 31, 2003 and 2002 were $3,648.1 million and $2,657.7 million, respectively. We eliminated all intersegment sales from Energy to Country Operations and Services of $94.2 million and $67.4 million for the years ended August 31, 2003 and 2002, respectively. Refined fuels net sales increased by $783.2 million, of which $418.0 million was related to a net average price change and $365.2 million was related to a net volume change. The sales price of refined fuels increased $0.18 per gallon and volume increased 17% compared to the year ended August 31, 2002. Refined fuels commodity prices increased due to global uncertainty in the energy markets brought on by the ensuing war and the Venezuela disruption. Propane net sales increased by $137.0 million, of which $75.9 million was related to a net volume change and $61.1 million was related to a net average price change. The average sales price of propane increased by $0.09 per gallon and volume increased by 19% compared to the year ended August 31, 2002. Domestic propane inventories were at extremely low levels coming out of the heating season, which supported a higher selling price. Refined fuels and propane volume increases were primarily a result of acquisitions, with the largest acquisition taking place in November 2001, when we purchased for $32.6 million, the wholesale energy business of Farmland Industries, Inc. (Farmland), as well as all interest in Country Energy, LLC a joint venture formerly with Farmland.

        Country operations non-grain net sales of $745.8 million increased by $133.3 million (22%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. The net average price and net volume increased on the majority of farm supply products, which consists of seed; plant food; energy products; animal health ingredients, supplements and products; animal health products; and crop nutrient and crop protection products, compared to the prior year. In addition, net sales increased $46.4 million compared to the prior year due to the acquisition of a sunflower processing plant.

        Processed Grains and Foods segment net sales of $491.2 million decreased $4.3 million (1%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Intersegment sales of $0.7 million and $0.6 million for the years ended August 31, 2003 and 2002, respectively, have been eliminated. Oilseed processing and refining net sales increased $81.4 million primarily due to an average selling price increase of $0.07 per bushel in refined oilseed. In addition, Mexican Foods sales increased $4.1 million compared to the prior year. These sales increases were partially offset by an $89.6 million decrease in sales due to the formation of Horizon Milling, a wheat flour milling and processing joint venture that was formed in January 2002. After that date, we accounted for operating results of Horizon Milling under the equity method of accounting.

        Patronage Dividends. Patronage dividends received of $3.3 million decreased $0.6 million (16%) during the year ended August 31, 2003 compared to the year ended August 31, 2002, due to reduced patronage dividends from cooperatives.

        Other Revenues. Other revenues of $124.5 million increased $15.1 million (14%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. The most significant increases were within the Energy, Grain Marketing and Corporate and Other segments compared to the prior year.

        Cost of Goods Sold. Cost of goods sold of $9.1 billion increased $2.1 billion (31%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. The cost of all grains and oilseed procured by the Company through its Grain Marketing and Country Operations and Services segments increased 30% compared to the year ended August 31, 2002 primarily due to a $0.92 (30%) average cost per bushel increase while volumes remained essentially unchanged from the prior year. This increase in cost of goods sold was primarily the result of higher commodity prices and increased international exports. The Energy segment cost of goods sold increased by $986.6 million (40%) during the year ended August 31, 2003 compared to the prior year, primarily due to refined fuels average cost increase of $778.1 million (46%), which consists of increased average cost of $0.18 per gallon and volume increases of 17% compared to the year ended August 31, 2002. In addition, the average cost of propane increased by $138.1 million (43%), of which the average cost increased by $0.10 per gallon and volumes increased by 19% compared to the prior year. Energy cost increases were primarily related to the global effects of higher input costs and increased volumes primarily as a result of acquisitions. Country operations non-grain cost of goods sold increased by 12% during the year ended August 31, 2003 compared to the prior year primarily due to a sunflower processing plant acquisition and increased average cost per unit on most farm supply products. Processed Grains and Foods segment cost of goods sold increased by $9.3 million (2%) compared to the year ended August 31, 2002. Oilseed processing and refining cost of goods sold increased $94.6 million, primarily due to the increased cost of raw materials related to oilseed refining of $0.07 per bushel. This increase was partially offset by decreased cost of goods sold of $89.7 million related to the formation of Horizon Milling, as previously discussed.

        Marketing, General and Administrative. Marketing, general and administrative expenses of $190.6 million for the year ended August 31, 2003 increased by $3.3 million (2%) compared to the year ended August 31, 2002. The net increase is primarily due to additional expenses within the Country Operations and Services segment primarily due to a sunflower plant acquisition.

        Gain on Legal Settlements. The Country Operations and Services segment received cash of $10.9 million and $3.0 million during the years ended August 31, 2003 and 2002, respectively, from a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        Interest. Interest expense of $48.7 million for the year ended August 31, 2003 increased by $6.2 million (15%) compared to the year ended August 31, 2002. The average level of short-term borrowings increased $88.1 million primarily due to financing working capital needs, which was partially offset by an average short-term interest rate decrease of 0.4% during the year ended August 31, 2003 compared to August 31, 2002. Long-term debt borrowings increased due to an additional $175.0 million of private placement debt that was issued in October 2002.

        Equity Income from Investments. Equity income from investments of $47.3 million for the year ended August 31, 2003 decreased by $10.8 million (19%) compared to the year ended August 31, 2002. We record equity income or loss from the investments we own 50% or less of for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. The decrease in equity income from investments was primarily attributable to decreased earnings in Ventura Foods, which was partially offset by increased earnings in Agriliance compared to the prior year. During the fiscal year ended August 31, 2003, we recorded an additional 13.1% of income from the CPP business of Agriliance, as previously discussed.

        Minority Interests. Minority interests of $22.0 million for the year ended August 31, 2003 increased by $6.6 million (43%) compared to the year ended August 31, 2002. The net change in minority interests during the year ended August 31, 2003 compared to the prior year was primarily a result of more profitable operations within the Company’s majority-owned subsidiaries. Substantially all minority interests relate to National Cooperative Refinery Association (NCRA) an approximately 74.5% owned subsidiary.

        Income Taxes. Income tax expense of $12.7 million for the year ended August 31, 2003 compares to $18.7 million for the year ended August 31, 2002, resulting in effective tax rates of 9.3% and 12.9%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2003 and 2002. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Comparison of the years ended August 31, 2002 and 2001

        Net Income. Consolidated net income for the year ended August 31, 2002 was $126.1 million compared to $178.6 million for the year ended August 31, 2001, which represents a $52.5 million (29%) decrease. This decrease in profitability is primarily attributable to a tax benefit of $34.2 million in the prior year and decreased earnings in the Company’s Energy segment compared to the year ended August 31, 2001.

        Net Sales. Consolidated net sales of $7.2 billion for the year ended August 31, 2002 decreased $307.8 million (4%) compared to the year ended August 31, 2001.

        Company-wide grain and oilseed net sales of $3.5 billion increased $29.0 million (1%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 were $3,281.4 million and $862.0 million from Grain Marketing and Country Operations and Services segments, respectively. Sales for the year ended August 31, 2001 were $3,416.2 million and $913.4 million from Grain Marketing and Country Operations and Services segments, respectively. We eliminated all intersegment sales from Country Operations and Services to Grain Marketing, of $685.4 million and $900.6 million, for the years ended August 31, 2002 and 2001, respectively. The net change in sales was primarily due to an increase of $0.28 per bushel (10%) in the average sales price of all grain and oilseed marketed by us, which was partially offset by a decrease in grain volume of 8% compared to the prior year. The net increase in company-wide grain and oilseed of $29.0 million was primarily related to an average price increase of $335.8 million, which was partially offset by a $306.8 million decrease related to volume.

        Energy net sales of $2.6 billion decreased $119.1 million (4%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Sales for the year ended August 31, 2002 and 2001 were $2,657.7 million and $2,781.2 million, respectively. We eliminated all intersegment sales from the Energy segment to Country Operations and Services segment of $67.4 million and $71.8 million for the years ended August 31, 2002 and 2001, respectively. Prior to December 31, 2000 we consolidated the business activity of Cooperative Refining LLC (CRLLC), a refining joint venture into the Energy segment. We held a 58% interest in CRLLC, which was dissolved effective December 31, 2000. Energy sales decreased by $371.6 million primarily due to this dissolution. Refined fuels net sales that were not part of CRLLC increased by $259.5 million due to a net volume increase of $575.6 million, which was partially offset by a $316.1 million decrease due to the price change compared to the previous year. These refined fuels sales volumes increased by 49%, which was partially offset by a decrease of $0.21 in the average selling price compared to August 31, 2001. Propane net sales decreased by $35.0 million; $109.7 million due to the decrease in net price, which was partially offset by a $74.8 million increase due to net volume change. The average sales price of propane decreased by $0.21 per gallon, which was partially offset by volume increases of 28% compared to the year ended August 31, 2001. Refined fuels and propane volume increases were primarily a result of acquisitions, with the most substantial acquisition taking place in November 2001, when we purchased for $32.6 million, the wholesale energy business of Farmland Industries, Inc. (Farmland), as well as all interest in Country Energy, LLC a joint venture formerly with Farmland.

        Country operations non-grain sales of $612.5 million decreased by $51.3 million (8%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The decrease is primarily due to a reduction of $46.3 million (24%) in the average retail sales price of energy products compared to the prior year. Non-grain sales consist of seed; plant food; energy products; animal health ingredients, supplements and products; animal health products; and crop nutrient and crop protection products.

        Processed Grains and Foods segment net sales of $495.5 million decreased $166.4 million (25%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. Intersegment sales of $0.6 million and $0.8 million, for the years ended August 31, 2002 and 2001, respectively, have been eliminated. Sales decreased $167.4 million primarily due to the formation of Horizon Milling as previously discussed.

        Patronage Dividends. Patronage dividends received of $3.9 million decreased $2.1 million (35%) during the year ended August 31, 2002 compared to the year ended August 31, 2001, due to reduced patronage dividends from cooperatives.

        Other Revenues. Other revenues of $109.5 million decreased $6.8 million (6%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The most significant changes were within the Energy segment, and Corporate and Other compared to the prior year.

        Cost of Goods Sold. Cost of goods sold of $6.9 billion decreased $240.5 million (3%) during the year ended August 31, 2002 compared to the year ended August 31, 2001. The cost of all grains and oilseed procured by CHS through its Grain Marketing and Country Operations and Services segments increased $28.0 million compared to the year ended August 31, 2001 primarily due to a $0.27 (10%) average cost per bushel increase, which was partially offset by an 8% decrease in volume. This increase was partially offset by decreases in cost of goods sold in the Processed Grains and Foods, Country Operations and Services and Energy segments. Processed Grains and Foods segment cost of goods sold decreased by 26% compared to the year ended August 31, 2001, primarily due to the formation of Horizon Milling, as previously described. Country operations non-grain cost of goods sold decreased by 9% during the year ended August 31, 2002 compared to the prior year primarily due to the reduced cost of energy products. The Energy segment cost of goods sold decreased by 2% during the year ended August 31, 2002 compared to the prior year, primarily due to the dissolution of CRLLC, as previously discussed. However, the volumes of refined fuels that were not associated with the dissolution of CRLLC increased by 49%, which was partially offset by an average cost decrease of $0.18 per gallon compared to the year ended August 31, 2001. The average cost of propane decreased by $0.19 per gallon, which was partially offset by a 28% volume increase compared to the prior year. These volume increases were primarily the result of acquisitions.

        Marketing, General and Administrative. Marketing, general and administrative expenses of $187.3 million for the year ended August 31, 2002 increased by $3.2 million (2%) compared to the year ended August 31, 2001. The net increase is primarily due to additional expenses resulting from Energy segment acquisitions, which was partially offset by reduced expenses within the Processed Grains and Foods segment due to the formation of Horizon Milling described earlier.

        Gain on Legal Settlements. During the fiscal year ended August 31, 2002, the Country Operations and Services segment received $3.0 million in cash from a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        Interest. Interest expense of $42.5 million for the year ended August 31, 2002 decreased by $19.0 million (31%) compared to the year ended August 31, 2001. The average level of short-term borrowings decreased $68.3 million (24%) and the average short-term interest rate decreased 3.6% during the year ended August 31, 2002 compared to the prior year. The net decrease in interest expense from short-term borrowings was partially offset by an increase due to an additional $80.0 million of long-term debt from a private placement, of which $25.0 million and $55.0 million were issued in January and March 2001, respectively.

        Equity Income from Investments. Equity income from investments of $58.1 million for the year ended August 31, 2002 increased by $29.6 million (104%) compared to the year ended August 31, 2001. The increase was primarily attributable to decreased losses from technology investments of $15.1 million by the Corporate and Other segment, which was dissolved. In addition, earnings from Agronomy, and Processed Grains and Foods segments investments increased in fiscal year 2002 by $6.1 million and $5.8 million, respectively compared to the prior year.

        Minority Interests. Minority interests of $15.4 million for the year ended August 31, 2002 decreased by $19.7 million (56%) compared to the year ended August 31, 2001. The change in minority interests during the year ended August 31, 2002 compared to the prior year was primarily a result of less profitable operations within our majority-owned subsidiaries and the dissolution of CRLLC. Substantially all minority interests relate to National Cooperative Refinery Association (NCRA) an approximately 74.5% owned subsidiary.

        Income Taxes. Income tax expense of $18.7 million for the year ended August 31, 2002 compares to a tax benefit of $25.6 million for the year ended August 31, 2001, resulting in effective tax rates of a 12.9% expense and a 16.7% benefit, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2002 and 2001. An income tax benefit of $34.2 million for the year ended August 31, 2001 resulted from a change in the tax rate applied to our cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. Our calculation of our patronage distribution using earnings for financial statement purposes rather than tax basis earnings prompted the rate change. We recorded income tax expense of $18.7 million for the year ended August 31, 2002, which compares to $8.6 million for the year ended August 31, 2001, exclusive of the $34.2 million benefit related to the change in patronage determination described above. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Liquidity and Capital Resources

Cash Flows from Operations

        Cash flows related to changes in working capital are primarily the function of the underlying prices for grain and crude oil. A large part of our working capital needs caused by these price changes are financed with short-term notes payable. Since the changes in short-term notes payable are shown in cash flows from financing activities, they do not offset the changes in working capital requirements in cash flows from operations. The changes in working capital requirements resulting in periodic fluctuations in cash flows from operations are not, therefore, indicative of a trend in future operating results or future financial condition.

        Future trends are unknown as commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulation and policies, world events, and general political and economic conditions. These factors that affect prices are described in “Risk Factors” above and may affect working capital requirements and liquidity.

        Our operating activities provided net cash of $216.5 million during the year ended August 31, 2003. Net income of $123.8 million and net non-cash expenses of $98.0 million were partially offset by increased working capital requirements of $5.3 million.

        Our operating activities used net cash of $35.9 million during the year ended August 31, 2002. Net income of $126.1 million and net non-cash expenses of $62.4 million were offset by increased working capital requirements of $224.4 million. This increase in working capital requirements was primarily due to stronger commodity prices.

        Our operating activities provided net cash of $253.9 million during the year ended August 31, 2001. Net income of $178.6 million, net non-cash expenses of $50.5 million and decreased working capital requirements of $24.8 million provided this net cash from operating activities.

Cash Flows from Investing Activities

        For the years ended August 31, 2003, 2002 and 2001, the net cash flows used in our investing activities totaled $173.3 million, $147.6 million and $70.2 million, respectively.

        The acquisition of property, plant and equipment comprised the primary use of cash totaling $175.7 million, $140.2 million and $97.6 million for the years ended August 31, 2003, 2002 and 2001, respectively. These acquisitions of property, plant and equipment included $8.5 million, $6.6 million and $5.3 million acquired as part of business acquisitions during the respective fiscal years. Capital expenditures during the year ended August 31, 2003 included $46.0 million for the construction of an oilseed processing facility in Fairmont, Minnesota, with total expenditures for the project at $68.9 million through August 31, 2003. The Fairmont facility was essentially complete and operational during the first quarter of fiscal 2004, and total costs for the project are estimated to be approximately $85.0 million. For the year ended August 31, 2004 we expect to spend approximately $252.7 million for the acquisition of property, plant and equipment. Capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations required by 2006, are expected to be approximately $87.0 million for our Laurel, Montana refinery and $324.0 million for NCRA’s McPherson, Kansas refinery, of which $8.7 million has been spent at the Laurel refinery and $36.5 million has been spent by NCRA at the McPherson refinery as of August 31, 2003. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipates funding these projects with a combination of cash flows from operations and debt proceeds.

        In October 2003, CHS and NCRA reached agreement with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, respectively, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements, which resulted from nearly three years of discussions, take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas, respectively. Each consent decree details specific capital improvements, supplemental environmental projects and operational changes that CHS and NCRA have agreed to implement at the relevant refinery over the next several years. The consent decrees also require CHS and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. CHS and NCRA anticipate that their aggregate capital expenditures related to these settlements will total approximately $25.0 million to $30.0 million over the next eight years. Approximately 50 percent of the expenditures will be made over the first three years. We do not believe that the settlements will have a material adverse affect on us.

        Investments made during the years ended August 31, 2003, 2002 and 2001 totaled $43.5 million, $6.2 million and $14.2 million, respectively. Investments during the year ended August 31, 2003 included the purchase of an additional economic interest in the wholesale crop protection business of Agriliance, as previously explained.

        Acquisitions of intangibles were $0.8 million, $29.5 million and $7.3 million for the years ended August 31, 2003, 2002 and 2001, respectively. During the year ended August 31, 2002, $26.4 million of the acquisitions of intangibles were related to the purchase of Farmland’s interest in its wholesale energy business, as previously discussed, and represented trademarks, tradenames and non-compete agreements. During the year ended August 31, 2001, the intangibles resulted primarily from the purchase of a Mexican foods business.

        Net working capital acquired in business acquisitions was $13.0 million, $5.8 million and $1.1 million, respectively, during the years ended August 31, 2003, 2002 and 2001.

        During the years ended August 31, 2003 and 2002 the changes in notes receivable resulted in decreases in cash flows of $6.6 million and $22.0 million, respectively, primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company. During the year ended August 31, 2001 the changes in notes receivable resulted in an increase in cash flows of $0.5 million.

        Distributions to minority owners for the years ended August 31, 2003, 2002 and 2001 were $4.4 million, $7.4 million and $19.3 million, respectively, and were primarily related to NCRA. For the year ended August 31, 2001 NCRA’s distributions also included the distributions made by CRLLC. Cash distributions NCRA has made to its members has decreased in 2003 and 2002, due to the funding requirements for environmental capital expenditures previously discussed.

        Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $26.9 million, $20.2 million and $35.3 million for the years ended August 31, 2003, 2002 and 2001, respectively. During the year ended August 31, 2003, the proceeds were primarily from disposals of propane plants and non-strategic locations in the Energy segment, sales of equipment and non-strategic agri-operations locations in the Country Operations and Services segment, and sales of wheat milling equipment. During the year ended August 31, 2002, the proceeds were primarily from the disposal of propane plants in the Energy segment and of non-strategic agri-operations locations in the Country Operations and Services segment. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $44.4 million, $44.0 million and $31.8 million for the years ended August 31, 2003, 2002 and 2001, respectively.

Cash Flows from Financing Activities

        We finance our working capital needs through short-term lines of credit with a syndication of banks. In May 2003, we entered into a new 364-day credit facility of $600.0 million committed. In addition to these lines of credit, we have a 364-day credit facility dedicated to NCRA, with a syndication of banks in the amount of $30.0 million committed. On August 31, 2003 and 2002, we had total short-term indebtedness outstanding on these various facilities and other short-term notes payable totaling $251.1 million and $332.5 million, respectively. In October 2002, $175.0 million received from private placement proceeds was used to pay down our 364-day credit facility. In January 2003, $83.0 million of proceeds received from the issuance of our preferred stock (net of broker commissions of $3.2 million) was also used to pay down the 364-day credit facility.

        In June 1998, we established a five-year revolving credit facility with a syndication of banks, with $200.0 million committed, which expired in May 2003. We had a previous outstanding balance on this facility of $75.0 million on August 31, 2002, of which repayments of $75.0 million were made during the year ended August 31, 2003.

        In May 2003, we established a three-year revolving credit facility with a syndication of banks, with $100.0 million committed. There was no outstanding balance on this new credit facility on August 31, 2003.

        We finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through the cooperative banks. This facility committed $200.0 million of long-term borrowing capacity to CHS, with repayments through fiscal year 2009. The amount outstanding on this credit facility was $137.8 million and $144.3 million on August 31, 2003 and 2002, respectively. Repayments of $6.6 million were made on this facility during each of the three years ended August 31, 2003, 2002 and 2001.

        Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million. Repayments will be made in equal annual installments of $37.5 million each in the years 2008 through 2013.

        In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million will be repaid in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for

$55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note will be repaid in equal annual installments of approximately $7.9 million, in the years 2005 through 2011.

        In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and will be repaid in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and will be repaid in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018.

        CHS, through NCRA, had revolving term loans outstanding of $15.0 million and $18.0 million for the years ended August 31, 2003 and 2002, respectively. Repayments of $3.0 million were made during each of the three years ended August 31, 2003, 2002 and 2001.

        On August 31, 2003, we had total long-term debt outstanding of $663.2 million, of which $168.0 million was bank financing, $480.0 million was private placement proceeds and $15.2 million was industrial development revenue bonds and other notes and contracts payable. On August 31, 2002, we had long-term debt outstanding of $572.1 million. We are in compliance with all debt covenants and restrictions as of August 31, 2003. The aggregate amount of long-term debt payable as of August 31, 2003 was as follows (dollars in thousands):

2004	$14,951
2005	34,716
2006	35,176
2007	59,671
2008	98,190
Thereafter	420,469

$663,173

        During the years ended August 31, 2003, 2002 and 2001, we borrowed on a long-term basis $175.0 million, $30.0 million and $116.9 million, respectively, and during the same periods repaid long-term debt of $89.5 million, $18.0 million and $67.4 million, respectively.

        In accordance with our bylaws and by action of our Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by our Board of Directors, with the balance issued in the form of capital equity certificates. The patronage earnings from the fiscal year ended August 31, 2002 were primarily distributed during the second quarter of the year ended August 31, 2003. The cash portion of this distribution, deemed by our Board of Directors to be 30% was $26.5 million. During the years ended August 31, 2002 and 2001, we distributed cash patronage of $40.1 million and $26.1 million, respectively.

        Cash patronage for the year ended August 31, 2003, deemed by our Board of Directors to be 30% and to be distributed in fiscal year 2004, is expected to be approximately $27.0 million and is classified as a current liability on the August 31, 2003 consolidated balance sheet.

        The current equity redemption policy, as authorized by our Board of Directors, allows for the redemption of capital equity certificates held by inactive direct members and patrons and active direct members and patrons at age 72 or death that were of age 61 or older on June 1, 1998. Such redemptions are at the discretion of our Board of Directors. For active direct members and patrons who were of age 60 or younger on June 1, 1998, and member cooperatives, equities older than 10 years may be redeemed annually based on a pro rata formula where the numerator is dollars available for such purpose as determined by the Board of Directors, and the denominator is the sum of the patronage certificates older than 10 years held by such eligible members and patrons. For the years ended August 31, 2003, 2002 and 2001, we redeemed patronage related equities in accordance with authorization from the Board of Directors in the amounts of $31.1 million, $31.1 million and $18.7 million, respectively. Total cash redemptions related to the year ended August 31, 2003, to be distributed in fiscal year 2004, are expected to be approximately $10.8 million and are classified as a current liability on the August 31, 2003 consolidated balance sheet.

        During the year ended May 31, 1997, we offered securities in the form of Equity Participation Units (EPUs) in our Wheat Milling and Oilseed Processing and Refining Defined Business Units. These EPUs gave the holder the right and obligation to deliver to us a stated number of bushels in return for a pro rata share of the undiluted grain based patronage earnings of these respective Defined Business Units. The offering resulted in the issuance of such equity with a stated value of $13,870,000 and generated additional capital and cash of $10,837,000, after issuance cost and conversion privileges. Conversion privileges allowed a member to elect to use outstanding patrons’ equities for the payment of up to one-sixth the purchase price of the EPUs. During 2001, our Board of Directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined Business Unit an additional 1/4 Equity Participation Unit (EPU) for each EPU held, due to increased crush volume.

        In August 2001, our Board of Directors approved and consummated a plan to end the Defined Investment Program. We redeemed all of the EPUs and allocated the assets of the Oilseed Processing and Refining and Wheat Milling Defined Business Units to us as provided in the plan. Due to loss carry-forwards incurred by the Wheat Milling Defined Business Unit the plan also provided for the cancellation of all outstanding Preferred Capital Certificates issued to the EPU holders, totaling $0.2 million. The plan further provided to the Oilseed Processing Defined Member EPU holders for the redemption of all outstanding Preferred Capital Certificates issued and a 100% cash distribution during 2002 for the patronage refunds earned for the fiscal year ended August 31, 2001.

        In 2001 and 2002 we issued approximately $9.5 million (9,454,874 shares) of 8% Preferred Stock (Old Preferred). In late 2002, we suspended sales of the Old Preferred, and on February 25, 2003 we filed a post-effective amendment to terminate the offering of the Old Preferred shares. In January 2003, our Board of Directors authorized the sale and issuance of up to 3,500,000 shares of 8% Cumulative Redeemable Preferred Stock (New Preferred) at a price of $25.00 per share. We filed a registration statement on Form S-2 with the Securities and Exchange Commission registering 3,000,000 shares of the New Preferred (with an additional over-allotment option of 450,000 shares granted to the underwriters), which was declared effective on January 27, 2003. The shares were subsequently sold for proceeds of $86.3 million (3,450,000 shares), and are listed on the NASDAQ National Market. The Board of Directors’ intent is to pay quarterly dividends. Expenses related to the issuance of the New Preferred were $3.8 million.

        On March 5, 2003, our Board of Directors authorized the redemption and conversion of the Old Preferred shares. A redemption notification and a conversion election form were sent to holders of the Old Preferred shares on March 21, 2003 explaining that on April 25, 2003 all shares of the Old Preferred would be redeemed by us for $1.00 per share unless they were converted into shares of our New Preferred. The conversion did not change the base liquidation amount or dividend amount of the Old Preferred, since 25 shares of the Old Preferred converted to 1 share of the New Preferred. The total Old Preferred converted to the New Preferred was $7.5 million (7,452,439 shares), and the balance of the Old Preferred (2,002,435 shares) was redeemed in cash at $1.00 per share. As of August 31, 2003 we had $93.7 million (3,748,099 shares) of the New Preferred outstanding.

Off Balance Sheet Financing Arrangements

Lease Commitments:

        We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

        Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2003, 2002 and 2001 was $31.7 million, $30.7 million and $35.5 million, respectively.

        Minimum future lease payments, required under noncancellable operating leases as of August 31, 2003, were as follows:

Total

(dollars in
millions)
2004	$33.4
2005	24.4
2006	19.2
2007	12.6
2008	7.2
Thereafter	10.6

Total minimum future lease payments	$107.4

Guarantees:

        We are a guarantor for lines of credit for related companies of which $52.3 million was outstanding on August 31, 2003. Our bank covenants allow maximum guarantees of $150.0 million. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million. All outstanding loans with respective creditors are current as of August 31, 2003.

Debt:

        There is no material off balance sheet debt.

Critical Accounting Policies

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments, and complexity.

Allowances for Doubtful Accounts

        The allowances for doubtful accounts are maintained at a level considered appropriate by management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic and market conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

        Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values, which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories or the adequacy of reserves are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

        We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. We are exposed to loss in the event of nonperformance by the counterparties to the contracts; however, we do not anticipate nonperformance by counterparties. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product.

Pension and Other Postretirement Benefits

        Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses.

Deferred Tax Assets

        We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income as well as other factors in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Long-Lived Assets

        Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances or other factors may cause management’s estimates of expected useful lives to differ from actual.

        All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

Environmental Liabilities

        Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our financial results.

Revenue Recognition

        The Company provides a wide variety of products and services, from agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement price have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the contract. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in net sales. Service revenues are recorded only after such services have been rendered, and are included in other revenues.

Effect of Inflation and Foreign Currency Transactions

        We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations.

Recent Accounting Pronouncements

        During 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” issued by the Financial Accounting Standards Board (FASB) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Our Energy segment operates oil refineries and related pipelines for which we would be subject to Asset Retirement Obligations (ARO) if such assets were to be dismantled. We expect, however, to operate our refineries and related pipelines indefinitely. Since the time period to dismantle these assets is indeterminate, a corresponding ARO is not estimable and therefore has not been recorded.

        In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It also requires consolidation by primary beneficiary. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We believe that the effects of adopting this standard will not have a material effect on us.

        On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statements of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. We believe that the effects of adopting this standard do not have a material effect on us.

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions for the first fiscal period beginning after December 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. We believe that the effects of adopting this standard will not have a material effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

        We utilize futures and options contracts offered through regulated commodity exchanges to reduce price risk. We are exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. In order to reduce that risk, we generally takes opposite and offsetting positions using futures contracts or options.

        Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, in order to arrive at a net commodity position within the formal position limits set by us and deemed prudent for each of those commodities. Commodities for which futures contracts and options are available are also typically hedged first with forward contracts, with futures and options used to hedge within position limits the remaining portion. These futures and options contracts and forward purchase and sales cash contracts used to hedge against commodity price changes are effective economic hedges of price risk, but they are not designated as, or accounted for as, hedging instruments for accounting purposes.

        Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting on a monthly basis using market based prices. Inventories and fixed price contracts are marked to fair value using market based prices so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed priced contracts during the same accounting period.

        Unrealized gains and losses on futures contracts and options used as economic hedges of energy inventories and fixed price contracts are recognized in cost of goods sold for financial reporting on a monthly basis using market based prices. The inventories hedged with these derivatives are valued at the lower of cost or fair value, and the fixed price contracts are marked to fair value using market based prices. Certain fixed price contracts related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

        A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

        We manage interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to us for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to CHS on fixed rate debt outstanding on August 31, 2003, was approximately 6.5%; a 10% adverse change in market rates would not materially affect our results of operations, financial position or liquidity.

        In August 2002, we entered into interest rate treasury lock instruments to secure the interest rate related to a portion of our private placement debt issued on October 18, 2002. These instruments were designated and effective as cash flow hedges for accounting purposes, and accordingly, the loss on settlement was recorded as a component of other comprehensive income. Interest expense for the year ended August 31, 2003, includes $0.7 million related to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

        We conduct essentially all of our business in U.S. dollars except for grain marketing operations in Brazil and some purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2003. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

DESCRIPTION OF THE PREFERRED STOCK

        The following section describes the general terms and provisions of our preferred stock. This summary is not complete in all respects and is qualified in its entirety by reference to our restated articles of incorporation, as amended, and the resolution of our board of directors establishing the preferred stock.

General

        The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

        The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

        As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

•	our common stock, if any.

        Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

        Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is September 30, 2003.

        Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

        Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;
•	electronic transfer in accordance with instructions provided by the record holder; or
•	any other means mutually agreed between us and the record holder.

        We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “— Liquidation Preference” below.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

        Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

        From and after February 1, 2008 we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. An optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods.

At the Holder’s Option

        If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

        A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

        Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;
•	the redemption price;
•	the number of shares of preferred stock held by the record holder that are subject to redemption;
•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and
•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

        On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

        From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;
•	the shares will no longer be deemed outstanding;
•	the holders of the shares will cease to be shareholders; and
•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

        We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

        Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and
•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

        The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

        Our board of director’s ability to authorize, without preferred shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

Limitations and Restrictions on Future Issuances

        We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than 0.25% of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. After December 31, 2003, in any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members in excess of:

•	for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and
•	for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

        We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities owned by an estate of one of our former individual members or in redemption of outstanding patrons’ equities owned by individual members who have reached age 72, pursuant to our current policy.

No Exchange or Conversion Rights; No Sinking Fund

        Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Business — Membership and Authorized Capital — Certain Antitakeover Measures.”

        As noted above under “Business — Membership and Authorized Capital — Debt and Equity Instruments,” all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us.

No Preemptive Rights

        Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

        The preferred stock is currently listed on The NASDAQ National Market under the symbol “CHSCP”. However, we cannot assure you that the trading market for the preferred stock will be maintained or provide any significant liquidity in the future. As a result, if you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all. We cannot predict at what price the preferred stock will trade, and that price may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

Transfer Agent and Registrar

        Wells Fargo Bank Minnesota, National Association serves as transfer agent and registrar with respect to the preferred stock.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the material federal income tax consequences of the exchange of patrons’ equities for the preferred stock (“Exchange”) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code (“Code”), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;
•	an estate if its income is subject to U.S. federal income tax regardless of its source; or
•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        This summary assumes that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal income taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange or your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences or tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, investors in pass-through entities or persons subject to the alternative minimum tax.

        We can give no assurance that the Internal Revenue Service (the “IRS”) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. You should consult your own tax advisor regarding the federal, state, local, and foreign tax consequences of the Exchange and of the ownership, redemption, and disposition of the preferred stock.

The Exchange

        The redemption of your patrons’ equities for the preferred stock pursuant to the Exchange constitutes a recapitalization that will qualify as a tax-free reorganization under Section 368 of the Code. Accordingly, we will not recognize gain or loss as a result of the Exchange. You will not recognize gain or loss upon the exchange of your patrons’ equities for the preferred stock pursuant to the Exchange. The tax basis of the preferred stock you will receive pursuant to the Exchange will be the same as the basis of your patrons’ equities surrendered in exchange therefor. The holding period of the preferred stock you will receive pursuant to the Exchange will include the period during which you held the patrons’ equities surrendered in exchange therefor.

Dividends and Other Distributions

        Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

        Dividends received by corporate holders of the preferred stock are eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “nontaxed portion” of any “extraordinary dividend” and, if the nontaxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, you should consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your individual facts and circumstances.

        The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), signed into law by the President on May 28, 2003, reduced the maximum rates of taxation for individual taxpayers on both long-term capital gains and certain dividends to 15%. Dividends distributed to individuals on the preferred stock will generally be eligible for the current 15% tax rate. These rate reductions will cease to be effective for taxable years beginning after December 31, 2008, at which time the dividend and long-term capital gains rates in effect prior to enactment of the Act will be restored.

Sale or Exchange of Preferred Stock

        On the sale or exchange of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. You should consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Redemption of Preferred Stock

        If we exercise our right to redeem the preferred stock, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

        The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or
•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or
•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

        In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

        If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “— Dividends and other Distributions.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

        You should consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and
•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

        We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld may be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

        On October 8, 2003, our board of directors authorized us to redeem, on a pro rata basis, up to $13,000,000 of patron’s equities that have been outstanding for at least 10 years and that are held by active members. See “Membership and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. For those members whose redemption amount is less than $500, that amount will be paid in cash. For those members whose redemption amount is equal to or greater than $500, that amount will be paid by the issuance of shares of preferred stock pursuant to this prospectus and the registration statement of which it is a part. However, we reserve the right not to issue preferred stock to any member whose member account with us is delinquent. Instead, we may elect to pay a delinquent member cash to redeem equities in an amount equal to approximately one half of that member’s pro rata preferred stock redemption amount less any delinquent amounts owing to us, which we will retain in satisfaction of that member’s delinquent amounts. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be an amount equal to the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2004 to and including January 30, 2004) or the average of the closing prices for one share of the preferred stock on The NASDAQ National Market for the three trading days preceding January 20, 2004. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities.

        We will issue the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

        We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $83,000, all of which we will bear.

        Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank Minnesota, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephoning at the following address:

Wells Fargo Shareowner Services

161 North Concord Exchange
South St. Paul, MN 55075
(800) 468-9716

        Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will in fact prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer” order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting David Kastelic in writing or by telephone at the following address or telephone number:

David Kastelic

Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

        Dorsey & Whitney LLP, Minneapolis, Minnesota, will provide us with an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

        The consolidated financial statements of CHS Inc. and Subsidiaries as of August 31, 2003 and 2002 and for each of the three years in the period ended August 31, 2003 included in and incorporated by reference in this prospectus have been so included in and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Ventura Foods, LLC and Subsidiary incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended August 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

        The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2003, and
•	any filings we make with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.

Attention: Jodell M. Heller, Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If more recent information incorporated by reference in this prospectus is inconsistent with information in this prospectus, then that information will supersede the information in this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHS INC.

F-i

CHS INC.

CONSOLIDATED BALANCE SHEETS

	August 31

	2003	2002

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$168,249	$108,192
Receivables	763,780	741,578
Inventories	801,883	759,663
Other current assets	178,661	140,944

Total current assets	1,912,573	1,750,377
Investments	532,893	496,607
Property, plant and equipment	1,122,982	1,057,421
Other assets	239,520	177,322

Total assets	$3,807,968	$3,481,727

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$251,131	$332,514
Current portion of long-term debt	14,951	89,032
Customer credit balances	58,417	26,461
Customer advance payments	123,383	169,123
Checks and drafts outstanding	85,239	84,251
Accounts payable	627,250	517,667
Accrued expenses	254,415	225,704
Dividends and equities payable	39,049	56,510

Total current liabilities	1,453,835	1,501,262
Long-term debt	648,222	483,092
Other liabilities	111,555	118,280
Minority interests in subsidiaries	112,645	89,455
Commitments and contingencies
Equities	1,481,711	1,289,638

Total liabilities and equities	$3,807,968	$3,481,727

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended August 31

	2003	2002	2001

	(dollars in thousands)
Revenues:
Net sales	$9,270,734	$7,156,454	$7,464,242
Patronage dividends	3,257	3,885	5,977
Other revenues	124,542	109,459	116,254

	9,398,533	7,269,798	7,586,473
Cost of goods sold	9,058,951	6,940,926	7,181,433
Marketing, general and administrative	190,582	187,292	184,046

Operating earnings	149,000	141,580	220,994
Gain on legal settlements	(10,867)	(2,970)
Interest	48,675	42,455	61,436
Equity income from investments	(47,299)	(58,133)	(28,494)
Minority interests	21,950	15,390	35,098

Income before income taxes	136,541	144,838	152,954
Income taxes	12,700	18,700	(25,600)

Net income	$123,841	$126,138	$178,554

Distribution of net income:
Patronage refunds	$90,000	$92,900	$128,900
Unallocated capital reserve	33,841	33,238	49,654

Net income	$123,841	$126,138	$178,554

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF EQUITIES

AND COMPREHENSIVE INCOME

					Oilseed			Accumulated
	Capital	Nonpatronage		Wheat	Processing		Unallocated	Other	Allocated
	Equity	Equity	Preferred	Milling	& Refining	Patronage	Capital	Comprehensive	Capital	Total
	Certificates	Certificates	Stock	EPUs	EPUs	Refunds	Reserve	Income (Loss)	Reserve	Equities

	(dollars in thousands)
For the years ended August 31, 2003, 2002 and 2001
Balances, September 1, 2000	$940,880	$28,509		$9,246	$4,182	$61,180	$114,736	$(2,427)	$8,120	$1,164,426
Patronage and equity retirement determination	17,474					26,220				43,694
Patronage distribution	60,304					(87,400)	967			(26,129)
Equities retired	(18,662)	(74)								(18,736)
Equities issued	5,481									5,481
Equity Participation Units issued					1,045		(1,045)			—
Equity Participation Units redeemed				(9,066)	(5,227)					(14,293)
Other, net	(120)	(277)		(180)			445		(70)	(202)
Comprehensive income:
Net income						128,900	49,654			178,554
Other comprehensive income								512		512

Total comprehensive income										179,066

Dividends and equities payable	(33,484)					(38,670)				(72,154)

Balances, August 31, 2001	971,873	28,158		—	—	90,230	164,757	(1,915)	8,050	1,261,153
Patronage and equity retirement determination	33,484					38,670				72,154
Patronage distribution	92,484					(128,900)	(3,666)			(40,082)
Equities retired	(31,099)	(46)								(31,145)
Equities issued	2,600									2,600
Preferred stock issued, net			$9,325				(3,428)			5,897
Preferred stock dividends							(240)			(240)
Other, net	(106)	(339)					100			(345)
Comprehensive income:
Net income						92,900	33,238			126,138
Other comprehensive loss								(49,982)		(49,982)

Total comprehensive income										76,156

Dividends and equities payable	(28,640)					(27,870)				(56,510)

Balances, August 31, 2002	1,040,596	27,773	9,325	—	—	65,030	190,761	(51,897)	8,050	1,289,638
Patronage and equity retirement determination	28,639					27,870				56,509
Patronage distribution	61,784					(92,900)	4,638			(26,478)
Equities retired	(31,092)	(52)								(31,144)
Equities issued	350									350
Preferred stock issued, net			86,379				(3,895)			82,484
Preferred stock redeemed			(2,002)							(2,002)
Preferred stock dividends							(3,575)			(3,575)
Other, net	(2,440)	(3)	—				(4)			(2,447)
Comprehensive income:
Net income						90,000	33,841			123,841
Other comprehensive income								33,584		33,584

Total comprehensive income										157,425

Dividends and equities payable	(10,800)					(27,000)	(1,249)			(39,049)

Balances, August 31, 2003	$1,087,037	$27,718	$93,702	$—	$—	$63,000	$220,517	$(18,313)	$8,050	$1,481,711

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended August 31

	2003	2002	2001

	(dollars in thousands)
Cash flows from operating activities:
Net income	$123,841	$126,138	$178,554
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	111,347	103,986	109,180
Noncash net income from equity investments	(47,299)	(58,133)	(28,494)
Minority interests	21,950	15,390	35,098
Noncash portion of patronage dividends received	(1,795)	(2,327)	(3,896)
Loss (gain) on sale of property, plant and equipment	741	(6,418)	(13,941)
Deferred tax expense (benefit)	9,000	4,400	(46,625)
Other, net	4,052	5,467	(801)
Changes in operating assets and liabilities:
Receivables	(18,669)	(32,517)	147,922
Inventories	(25,692)	(255,107)	39,248
Other current assets and other assets	(83,347)	(86,636)	(24,128)
Customer credit balances	30,238	(12,025)	1,707
Customer advance payments	(45,740)	59,988	(22,800)
Accounts payable and accrued expenses	135,310	92,781	(130,142)
Other liabilities	2,569	9,079	13,050

Net cash provided by (used in) operating activities	216,506	(35,934)	253,932

Cash flows from investing activities:
Acquisition of property, plant and equipment	(175,689)	(140,169)	(97,610)
Proceeds from disposition of property, plant and equipment	26,886	20,205	35,263
Investments	(43,478)	(6,211)	(14,247)
Equity investments redeemed	35,939	37,689	30,104
Investments redeemed	8,467	6,310	1,672
Changes in notes receivable	(6,630)	(22,031)	533
Acquisitions of intangibles	(767)	(29,501)	(7,328)
Acquisitions of working capital, net	(13,030)	(5,750)	(1,103)
Distribution to minority owners	(4,444)	(7,413)	(19,256)
Other investing activities, net	(507)	(685)	1,775

Net cash used in investing activities	(173,253)	(147,556)	(70,197)

Cash flows from financing activities:
Changes in notes payable	(81,383)	235,319	(120,731)
Long-term debt borrowings	175,000	30,000	116,861
Principal payments on long-term debt	(89,512)	(17,968)	(67,364)
Payments on derivative instruments	(7,574)
Changes in checks and drafts outstanding	988	(3,557)	3,722
Proceeds from sale of preferred stock, net of expenses	82,484	5,897
Redemptions of preferred stock	(2,002)
Preferred stock dividends paid	(3,575)	(240)
Retirements of equity	(31,144)	(31,145)	(18,736)
Equity Participation Units redeemed			(14,293)
Cash patronage dividends paid	(26,478)	(40,082)	(26,129)

Net cash provided by (used in) financing activities	16,804	178,224	(126,670)

Net increase (decrease) in cash and cash equivalents	60,057	(5,266)	57,065
Cash and cash equivalents at beginning of period	108,192	113,458	56,393

Cash and cash equivalents at end of period	$168,249	$108,192	$113,458

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

Organization:

        Effective August 5, 2003, Cenex Harvest States Cooperatives changed its name to CHS Inc. (CHS or the Company). CHS is an agricultural cooperative organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. In addition to grain marketing, oilseed processing and refining, foods and wheat milling, the Company provides its patrons with energy and agronomy products as well as other farm supplies. Sales are both domestic and international.

        Effective September 1, 2000, the Company’s Board of Directors approved a resolution providing for the computation of patronage distributions based on earnings for financial statement purposes rather than federal income tax basis earnings. On December 1, 2000, this resolution was ratified by the Company’s members, the by-laws were amended and beginning with fiscal year 2001 patronage distributions have been calculated based on financial statement earnings. The by-laws further provide that an amount of up to 10% of the distributable annual net savings from patronage sources be added to the unallocated capital reserve as determined by the Board of Directors.

Consolidation:

        The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries, including National Cooperative Refinery Association (NCRA). The effects of all significant intercompany transactions have been eliminated.

        On September 1, 1999, NCRA and Farmland Industries, Inc. (Farmland) formed Cooperative Refining, LLC (CRLLC), which was established to operate and manage the refineries and related pipelines and terminals of NCRA and Farmland. On December 31, 2000, NCRA and Farmland signed an Agreement of Dissolution and dissolved CRLLC.

        During 2000, the Company entered into a series of transactions, the result of which was the exchange of its agronomy operations, consisting primarily of its interests in and ownership of the Cenex/ Land O’Lakes Agronomy Company and Agro Distribution, LLC and related entities for a 25% equity ownership interest in Agriliance, LLC (Agriliance). Agriliance is a distributor of crop nutrients, crop protection products and other agronomy inputs and services formerly owned by the Company, Land O’Lakes, Inc. (Land O’Lakes) and Farmland. The company accounts for the Agriliance investment under the equity method.

        During 2003 and 2002, the Company had various other acquisitions, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets and goodwill.

Cash Equivalents:

        Cash equivalents include short-term highly liquid investments with original maturities of three months or less at date of acquisition.

Inventories:

        Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

variable production costs and raw material costs, and in-bound freight costs for raw materials over the amount charged to cost of goods sold. Costs for inventories purchased for resale include the cost of products and any freight incurred to place the products at the Company’s point of sales. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments:

        The Company enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company’s assessment of its exposure from expected price fluctuations. The Company also manages its risks by entering into fixed price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is exposed to loss in the event of nonperformance by the counterparties to the contracts; however, the Company does not anticipate nonperformance by counterparties.

        Commodity trading in futures and options contracts is a natural extension of cash market trading. The commodity futures and options markets have underlying principles of increased liquidity and longer trading periods than the cash market, and hedging is one method of reducing exposure to price fluctuations. The Company’s use of the derivative instruments described above reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements. Changes in market value of derivative instruments described above are recognized in the consolidated statements of operations in the period such changes occur. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. At August 31, 2003, the Company’s derivative assets and liabilities were $54.5 million and $46.5 million, respectively. At August 31, 2002, the Company’s derivative assets and liabilities were $53.8 million and $67.9 million, respectively.

Commodity Price Risk

        The Company utilizes futures and options contracts offered through regulated commodity exchanges to reduce price risk. The Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sale contracts. In order to reduce that risk, the Company generally takes opposite and offsetting positions using futures contracts or options. Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, in order to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged with forward contracts, with futures and options used to hedge within position limits the remaining portion. These futures and options contracts and forward purchase and sales contracts used to hedge against commodity price changes are effective economic hedges of price risk, but they are not designated as, and accounted for as, hedging instruments for accounting purposes.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed price contracts are recognized in cost of goods sold for financial reporting on a monthly basis using market based prices. Inventories and fixed price contracts are marked to fair value using market based prices so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed price contracts during the same accounting period.

        Unrealized gains and losses on futures contracts and options used as economic hedges of energy inventories and fixed price contracts are recognized in cost of goods sold for financial reporting on a monthly basis using market based prices. The inventories hedged with these derivatives are valued at the lower of cost or market, and fixed price contracts are marked to fair value using market based prices. Certain fixed price contracts related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

Interest Rate Risk

        The Company manages interest expense using fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets has various fixed interest rates and is payable at various dates as to minimize the effect of market interest rate changes. The effective interest rate to the Company on fixed rate debt outstanding on August 31, 2003, was approximately 6.5%.

        In August 2002, the Company entered into interest rate treasury lock instruments to secure the interest rate related to a portion of its private placement debt issued on October 18, 2002. These instruments were designated and are effective as cash flow hedges for accounting purposes, and accordingly, the loss on settlement was recorded as a component of other comprehensive income. Interest expense for the year ended August 31, 2003, includes $0.7 million related to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

        The Company conducts essentially all of its business in U.S. dollars except for grain marketing operations in Brazil, and had minimal risk regarding foreign currency fluctuations during 2003. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

Investments:

        Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at market value, with unrealized amounts included as a component of accumulated other comprehensive income (loss).

Property, Plant and Equipment:

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

        The Company periodically reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets:

        Effective September 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This statement discontinued the amortization of goodwill and indefinite-lived intangible assets, subject to periodic impairment testing. At August 31, 2001, goodwill (net of accumulated amortization) prior to the adoption of SFAS No. 142, was $29.2 million and was included as a component of other assets. The effect of adopting the new standard will reduce goodwill amortization expense by approximately $2.0 million annually. No changes to the carrying value of goodwill and other intangible assets were required as a result of the adoption of SFAS No. 142. Subsequent impairment testing is performed annually as well as when a triggering event indicating impairment may have occurred. During 2003, as a result of the impairment testing, the Company believes that no impairments are required.

        In 2001, the Company recorded goodwill amortization expense of $2.6 million. Had SFAS No. 142 been in effect during the year ended August 31, 2001, net income would have been $181.1 million.

Revenue Recognition:

        The Company provides a wide variety of products and services, from agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement price have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the contract. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in net sales. Service revenues are recorded only after such services have been rendered, and are included in other revenues.

Environmental Expenditures:

        Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes:

        The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income:

        Comprehensive income (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distribution to owners), primarily includes net income and the effects of minimum pension liability adjustments. Total comprehensive income is reflected in the consolidated statements of equities and comprehensive income.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

        During 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company’s Energy segment operates oil refineries and related pipelines for which the Company would be subject to Asset Retirement Obligations (ARO) if such assets were to be dismantled. The Company, however, expects to operate its refineries and related pipelines indefinitely. Since the time period to dismantle these assets is indeterminate, a corresponding ARO is not estimable and therefore has not been recorded.

        In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It also requires consolidation by primary beneficiary. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company believes that the effects of adopting this standard will not have a material effect on the Company.

        On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133,

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statements of cash flows. SFAS No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company believes that the effects of adopting this standard do not have a material effect on the Company.

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions for the first fiscal period beginning after December 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company believes that the effects of adopting this standard will not have a material effect on the Company.

Reclassifications:

        Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. In addition, the Company has made changes to net sales and cost of goods sold for years ended August 31, 2002 and 2001, to eliminate certain intercompany sales identified subsequent to the issuance of the 2002 Annual Report. These reclassifications and changes had no effect on previously reported net income, equities and comprehensive income, or cash flows.

2.     Receivables:

        Receivables as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Trade	$748,398	$717,888
Other	47,000	49,846

	795,398	767,734
Less allowances for doubtful accounts	31,618	26,156

	$763,780	$741,578

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        All international sales are denominated in U.S. dollars. International sales for the years ended August 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

	(dollars in millions)
Africa	$99	$135	$138
Asia	815	407	403
Europe	156	282	255
North America, excluding U.S.	367	298	317
South America	166	100	101

	$1,603	$1,222	$1,214

3.     Inventories:

        Inventories as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Grain and oilseed	$370,381	$393,095
Energy	292,095	229,981
Feed and farm supplies	95,589	91,138
Processed grain and oilseed	42,688	36,264
Other	1,130	9,185

	$801,883	$759,663

        As of August 31, 2003, the Company valued approximately 24% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (26% as of August 31, 2002). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $86.3 million and $40.5 million at August 31, 2003 and 2002, respectively.

4.     Investments:

        Investments as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Cooperatives:
CF Industries, Inc.	$152,996	$152,996
CoBank ACB (CoBank)	22,505	30,069
Ag Processing, Inc.	24,481	25,797
Land O’Lakes, Inc.	27,105	26,232
Joint ventures:
Ventura Foods, LLC	107,464	108,981
United Country Brands, LLC	129,286	86,175
TEMCO, LLC	9,087	8,414
Other	59,969	57,943

	$532,893	$496,607

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        CHS’s investment in CF Industries, Inc. (CF) is carried at cost, including allocated patronage refunds. Since CF is a cooperative, CHS recognizes income from this investment only when patronage refunds are received. Over the past five years CF has generated operating losses, none of which were allocated to its owners. CHS management has performed the appropriate impairment tests of this investment, and based upon those tests, believes that fair market value exceeds its carrying value. CHS will continue to perform impairment tests annually, including reviewing operating results, or as circumstances dictate, which could result in an impairment to its CF investment.

        In March 2000, the Company purchased an additional 10% interest in Ventura Foods, LLC, its consumer products and packaging joint venture, for $25.6 million, of which $13.8 million was goodwill. The Company has a 50% interest in this joint venture. The following provides summarized unaudited financial information for Ventura Foods, LLC balance sheets as of August 31, 2003 and 2002, and statements of operations for the twelve months ended August 31, 2003, 2002 and 2001:

	2003	2002

	(dollars in thousands)
Current assets	$193,632	$171,084
Non-current assets	231,649	231,045
Current liabilities	227,400	133,230
Non-current liabilities	21,738	90,819

	2003	2002	2001

	(dollars in thousands)
Net sales	$1,165,823	$1,013,475	$925,962
Gross profit	155,274	181,217	161,405
Net income	42,837	75,368	71,148

        Effective January 1, 2000, CHS, Farmland and Land O’Lakes created Agriliance, a distributor of crop nutrients, crop protection products and other agronomy inputs and services. At formation, Agriliance managed the agronomy marketing and distribution operations of CHS (which included principally its wholesale agronomy, Cenex/Land O’Lakes Agronomy Company and Agro Distribution, LLC business operations), Farmland and Land O’Lakes, with the Company exchanging the right to use its agronomy operations for 26.455% of the results of the jointly managed operations.

        In March 2000, the Company sold 1.455% of its economic interest in the operations collectively managed by Agriliance to Land O’Lakes, resulting in a gain of $7.4 million. This left the Company with a 25% economic interest in such operations. In July 2000, Agriliance secured its own financing, which is without recourse to the Company. Agriliance also purchased the net working capital related to agronomy operations from each of its member owners, consisting primarily of trade accounts receivable and inventories, net of accounts payable. On July 31, 2000, the Company contributed outright its ownership interest in the Cenex/ Land O’Lakes Agronomy Company and in Agro Distribution, LLC, with a total investment of $64.7 million, along with the rest of its wholesale agronomy business, to Agriliance. The Company retained a 25% interest in Agriliance after the outright contribution of its ownership interests in those two ventures and its wholesale agronomy business. Agriliance ownership also includes Farmland (25%) and Land O’Lakes (50%). The interests of the Company and Farmland are held through equal ownership in United Country Brands, LLC, a joint venture holding company whose sole operations consist of the ownership of a 50% interest in Agriliance. The Company’s equity in the joint venture was recorded at the historical carrying value of its ownership in Cenex/ Land O’Lakes Agronomy Company and Agro Distribution, LLC and no gain or loss was recorded on the exchange.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        In April 2003, the Company acquired an additional economic interest in the Agriliance wholesale crop protection business (the “CPP Business”), which constitutes only a part of the Agriliance business operations. The Company acquired 13.1% of the CPP Business for a cash payment of $34.3 million. The economic interests in Agriliance are owned 50% by Land O’Lakes, 25% plus an additional 13.1% of the CPP Business by the Company and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change. Agriliance’s earnings or losses are split among the members based upon the respective economic interest of each member.

        The following provides summarized financial information for Agriliance balance sheets as of August 31, 2003 and 2002, and statements of operations for the years ended August 31, 2003, 2002 and 2001:

	2003	2002

	(dollars in thousands)
Current assets	$1,249,941	$922,958
Non-current assets	119,615	134,247
Current liabilities	1,083,743	700,903
Non-current liabilities	27,061	107,960

	2003	2002	2001

	(dollars in thousands)
Net sales	$3,485,623	$3,625,849	$4,072,248
Earnings from operations	67,239	57,604	50,423
Net income	60,741	47,044	25,053

        Disclosure of the fair value of financial instruments to which the Company is a party includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Financial instruments are carried at amounts that approximate estimated fair values. Investments in cooperatives and joint ventures have no quoted market prices.

        Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

5.     Property, Plant and Equipment:

        A summary of property, plant and equipment as of August 31, 2003 and 2002 is as follows:

	2003	2002

	(dollars in thousands)
Land and land improvements	$60,453	$63,045
Buildings	380,940	371,107
Machinery and equipment	1,508,963	1,470,475
Office and other	68,369	62,144
Construction in progress	159,555	71,540

	2,178,280	2,038,311
Less accumulated depreciation and amortization	1,055,298	980,890

	$1,122,982	$1,057,421

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        In January 2002, the Company formed a limited liability company with Cargill, Incorporated to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC. The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling under an operating lease agreement. The book value of the leased milling assets at August 31, 2003, was $99.4 million, net of accumulated depreciation of $31.3 million.

        For the years ended August 31, 2003, 2002 and 2001, the Company capitalized interest of $3.9 million, $2.1 million and $1.2 million, respectively, related to capitalized construction projects.

6.     Other Assets:

        Other assets as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Goodwill	$27,052	$27,926
Customer lists, less accumulated amortization of $5,112 and $3,511, respectively	9,414	8,447
Non-compete covenants, less accumulated amortization of $11,774 and $2,896, respectively	1,766	11,204
Other intangible assets, less accumulated amortization of $1,986 and $2,462, respectively	14,607	15,795
Prepaid pension and other benefit assets	151,389	54,230
Deferred tax asset	28,689	50,544
Notes receivable	1,991	4,822
Other	4,612	4,354

	$239,520	$177,322

        Intangible assets subject to amortization are provided on a straight-line basis over the number of years that approximate their respective useful lives (ranging from 2 to 15 years). The straight-line method of amortization reflects an appropriate allocation of the cost of intangible assets to earnings in proportion to the amount of economic benefit obtained by the Company in each reporting period. Amortization expenses for the years ended August 31, 2003 and 2002, were $12.2 million and $4.2 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $2.7 million annually.

        Through Country Energy, LLC, formerly a joint venture with Farmland, the Company marketed refined petroleum products including gasoline, diesel fuel, propane and lubricants under the Cenex brand. On November 30, 2001, the Company purchased the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC. Based on estimated fair values, $26.4 million of the purchase price was allocated to intangible assets, primarily trademarks, tradenames and non-compete agreements. The intangible assets had a weighted-average life of approximately 12 years. During the year ended August 31, 2003, the Company accelerated the amortization of the non-compete agreement due to Farmland’s July 31, 2003 notification that it intends to liquidate its assets in bankruptcy. The Company had additional amortization expense of $7.5 million during 2003 related to the acceleration, and the asset has a zero book value as of August 31, 2003. The Company also entered into an exclusive two-year supply agreement to purchase, at prevailing market prices, all of the refined fuels production from Farmland’s Coffeyville, Kansas facility. On May 22, 2003, the Company gave notice to Farmland that it will not renew the supply agreement, and the non-renewal is effective November 30, 2003. The Company’s management is confident that alternative sources of supply will be available and that the non-renewal will not have a material affect on the Company.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Notes Payable and Long-Term Debt:

        Notes payable and long-term debt as of August 31, 2003 and 2002 consisted of the following:

	Interest rates at August 31,

	2003	2003	2002

	(dollars in thousands)
Notes payable (a)(i)	1.63% to 1.96%	$251,131	$332,514

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009, when the balance is due (b)(c)(i)	2.14% to 13.00%	$168,032	$254,962
Private placement, payable in equal installments beginning in 2008 through 2013 (d)(i)	6.81%	225,000	225,000
Private placement, payable in installments beginning in 2007 through 2018 (e)(i)	4.96% to 5.60%	175,000	—
Private placement, payable in equal installments beginning in 2005 through 2011 (f)(i)	7.43% to 7.90%	80,000	80,000
Industrial Revenue Bonds, payable in installments through 2011 (g)	5.23% to 12.97%	5,831	7,444
Other notes and contracts (h)	5.70% to 12.17%	9,310	4,718

Total long-term debt		663,173	572,124
Less current portion		14,951	89,032

Long-term portion		$648,222	$483,092

	2003	2002

Weighted average interest rates at August 31:
Short-term debt	1.83%	2.58%
Long-term debt	6.52%	6.38%

(a)	The Company finances its working capital needs through short-term lines of credit with a syndication of banks. The Company has a 364-day credit facility of $600.0 million, all of which is committed, and of which $250.0 million was outstanding on August 31, 2003. In addition to this short-term line of credit, the Company has a 364-day credit facility dedicated to NCRA with a syndication of banks in the amount of $30.0 million, all of which is committed, with no amounts outstanding on August 31, 2003. Other miscellaneous notes payable totaled $1.1 million at August 31, 2003.

(b)	The Company established a $100.0 million three-year revolving credit facility with a syndication of banks. On August 31, 2003, the Company had no outstanding balance on this facility.

(c)	The Company established a long-term credit agreement which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2003, $137.8 million was outstanding. NCRA term loans of $15.0 million are collateralized by NCRA’s investment in CoBank.

(d)	The Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(e)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(g)	Industrial Revenue Bonds in the amount of $1.6 million are collateralized by property, plant and equipment, primarily energy refinery equipment, with a cost of approximately $152.0 million, less accumulated depreciation of approximately $120.4 million as of August 31, 2003.

(h)	Grain Suppliers, LLC, a wholly-owned subsidiary of the Company, has other notes payable of $5.4 million collateralized by property, plant and equipment, with a cost of approximately $8.3 million, less accumulated depreciation of approximately $0.2 million on August 31, 2003.

(i)	The debt is unsecured, however restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

        The fair value of long-term debt approximates book value as of August 31, 2003 and 2002.

        The aggregate amount of long-term debt payable as of August 31, 2003 is as follows:

(dollars in thousands)
2004	$14,951
2005	34,716
2006	35,176
2007	59,671
2008	98,190
Thereafter	420,469

$663,173

        The Company is in compliance with all debt covenants and restrictions as of August 31, 2003.

8.     Income Taxes:

        As a result of the Company’s by-law changes during 2001, and the by-law changes of its majority-owned subsidiary (NCRA) in 2002, to distribute patronage based on financial statement earnings, the statutory rate applied to the cumulative differences between financial statement earnings and tax basis earnings, has been changed. In connection with this change the Company recorded a deferred tax benefit of $10.9 million as of August 31, 2002, and $34.2 million as of August 31, 2001. The $10.9 million deferred tax benefit recorded as a result of the change in patronage distribution by NCRA as of August 31, 2002, has been offset by a $10.9 million NCRA valuation allowance. Additional valuation allowances of $1.7 million, $6.2 million and $2.4 million were provided to offset deferred tax benefits generated by NCRA as of August 31, 2003, 2002 and 2001, respectively.

        The provision for income taxes for the years ended August 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(dollars in thousands)
Current	$3,700	$14,300	$21,025
Deferred	7,300	(12,700)	(49,025)
Valuation allowance	1,700	17,100	2,400

Income taxes	$12,700	$18,700	$(25,600)

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The tax effect of temporary differences of deferred tax assets and liabilities as of August 31, 2003 and 2002 is as follows:

	2003	2002

	(dollars in thousands)
Deferred tax assets:
Accrued expenses and valuation reserves	$53,521	$49,236
Postretirement health care and deferred compensation	29,153	32,671
Property, plant and equipment	9,369	11,532
Alternative minimum tax credit and patronage loss carryforward	8,948	6,993
Other	19,316	12,439

Total deferred tax assets	120,307	112,871

Deferred tax liabilities:
Pension, including minimum liability	34,531	2,635
Equity method investments	23,310	20,482
Other		730

Total deferred tax liabilities	57,841	23,847

Deferred tax assets valuation reserve	(11,765)	(19,466)

Net deferred tax assets	$50,701	$69,558

        As of August 31, 2003, net deferred tax assets of $22.0 million and $28.7 million are included in current assets and other assets, respectively ($19.0 million and $50.6 million, respectively, as of August 31, 2002). At August 31, 2003, NCRA recognized a valuation allowance for the entire tax benefit associated with its net deferred tax asset, as it is considered more likely than not, based on the weight of available information, that the future tax benefits related to these items will not be realized. At August 31, 2003, NCRA’s net deferred tax assets of $11.8 million were comprised of deferred tax assets of $21.4 million and deferred tax liabilities of $9.6 million. Deferred tax assets are comprised of basis differences related to inventories, investments, lease obligations, accrued liabilities and certain federal and state tax credits. NCRA files a separate tax return and, as such, these items must be assessed independently of the Company’s deferred tax assets when determining recoverability.

        The reconciliation of the statutory federal income tax rates to the effective tax rates for the years ended August 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(25.7)	(25.0)	(32.8)
Change in patronage determination		(7.5)	(22.4)
Export activities at rates other than the U.S. statutory rate	(3.2)	(1.9)
Deferred tax asset valuation allowance	1.3	11.8	1.6
Other	(2.0)	(3.4)	(2.0)

Effective tax rate	9.3%	12.9%	(16.7)%

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The principal differences between financial statement income and taxable (loss) income for the years ended August 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

	(dollars in thousands)
Income before income taxes	$136,541	$144,838	$152,954
Financial reporting/tax differences:
Environmental reserves	2,208	1,939	4,453
Oil and gas activities, net	(21,989)	1,540	(22,230)
Energy inventory market reserves	1,210	(933)	(2,441)
Pension and compensation	(21,966)	(21,491)	8,981
Investments in other entities	117	1,898	26,495
Export activities	(11,253)	(7,141)
Other, net	1,716	(2,291)	10,038
Patronage refund provisions	(90,000)	(92,900)	(128,900)

Taxable (loss) income	$(3,416)	$25,459	$49,350

        No tax benefit has been recognized for NCRA’s $13.1 million operating loss that was included in the Company’s August 31, 2003 taxable loss as shown above.

9.     Equities:

        In accordance with the by-laws and by action of the Board of Directors, annual net savings from patronage sources are distributed to consenting patrons following the close of each year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

        Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, allocated to members in the form of nonpatronage equity certificates. Redemptions are at the discretion of the Board of Directors.

        Inactive direct members and patrons and active direct members and patrons age 61 and older on June 1, 1998, are eligible for redemption of their capital equity certificates at age 72 or death. For other active direct members and patrons and member cooperatives, equities will be redeemed annually as determined by the Board of Directors.

        On May 31, 1997, the Company completed an offering for the sale of Equity Participation Units (EPUs) in its Wheat Milling Defined Business Unit and its Oilseed Processing and Refining Defined Business Unit to qualified subscribers. Qualified subscribers were identified as Defined Members or representatives of Defined Members who were persons or associations of producers actually engaged in the production of agricultural products. Subscribers were allowed to purchase a portion of their EPUs by exchanging existing patronage certificates. The purchasers of EPUs had the right and obligation to deliver annually the number of bushels of wheat or soybeans equal to the number of units held. Unit holders participated in the net patronage-sourced income from operations of the applicable Defined Business Unit as patronage refunds. Retirements of patrons’ equities attributable to EPUs, were at the discretion of the Board of Directors, and it was the Board’s goal to retire such equity on a revolving basis seven years after declaration.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        During 2001, the Company’s Board of Directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined Business Unit an additional 1/4 EPU, for each EPU held, due to increased crush volume.

        In August 2001, the CHS Board of Directors approved and consummated a plan to end the Defined Investment Program. The Company redeemed all of the EPUs and allocated the assets of the Oilseed Processing and Refining and Wheat Milling Defined Business Units to the Company as provided in the plan. The amounts redeemed to the Oilseed Processing and Refining and Wheat Milling Defined Member EPU holders were $5.2 million and $9.1 million, respectively. Due to loss carry-forwards incurred by the Wheat Milling Defined Business Unit, the plan also provided for the cancellation of all outstanding Preferred Capital Certificates issued to the Wheat Milling EPU holders, totaling $0.2 million. The plan further provided to the Oilseed Processing and Refining Defined Member EPU holders for the redemption of all outstanding Preferred Capital Certificates issued of $0.2 million and a 100% cash distribution during 2002 for the patronage refunds earned for the fiscal year ended August 31, 2001.

        In January 2003, the Board of Directors authorized the sale and issuance of up to 3,500,000 shares of 8% Cumulative Redeemable Preferred Stock (New Preferred) at a price of $25.00 per share. The Company filed a registration statement on Form S-2 with the Securities and Exchange Commission registering 3,000,000 shares of the New Preferred (with an additional over-allotment option of 450,000 shares granted to the underwriters), which was declared effective on January 27, 2003. The shares were subsequently sold for proceeds of $86.3 million (3,450,000 shares), and are listed on the NASDAQ National Market. Expenses related to the issuance of the New Preferred were $3.8 million.

        The Company had previously suspended sales of its 8% Preferred Stock (Old Preferred) after raising $9.5 million (9,454,874 shares), and on February 25, 2003, the Company filed a post-effective amendment to terminate the offering of the Old Preferred shares. On March 5, 2003, the Company’s Board of Directors authorized the redemption and conversion of the Old Preferred shares. A redemption notification and a conversion election form were sent to holders of the Old Preferred shares on March 21, 2003 explaining that on April 25, 2003 all shares of the Old Preferred would be redeemed by the Company for $1.00 per share unless they were converted into shares of the Company’s New Preferred. The conversion did not change the base liquidation amount or dividend amount of the Old Preferred, since 25 shares of the Old Preferred converted to 1 share of the New Preferred. The total Old Preferred converted to the New Preferred was $7.5 million (7,452,439 shares) and the balance of the Old Preferred (2,002,435 shares) was redeemed in cash at $1.00 per share. As of August 31, 2003, the Company had $93.7 million (3,748,099 shares) of the New Preferred outstanding.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Employee Benefit Plans:

        The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate.

        Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of August 31, 2003 and 2002 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits

	2003	2002	2003	2002	2003	2002

	(dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$253,868	$241,728	$14,543	$11,836	$24,915	$22,667
Service cost	10,840	9,275	800	1,168	648	557
Interest cost	17,503	17,673	1,033	886	1,722	1,586
Plan participants contributions	1,771				215	189
Plan amendments		2,383			88
Transfers		3,677
Actuarial loss (gain)	22,049	1,157	(766)	1,607	2,527	1,716
Assumption change	4,659				1,469	638
Benefits paid	(20,784)	(22,025)	(1,776)	(954)	(2,329)	(2,438)

Benefit obligation at end of period	$289,906	$253,868	$13,834	$14,543	$29,255	$24,915

Change in plan assets:
Fair value of plan assets at beginning of period	$201,563	$230,121
Actual income (loss) on plan assets	14,915	(14,810)
Company contributions	84,523	4,600	$1,776	$954	$2,114	$2,249
Participants contributions					215	189
Net transfers		3,677
Benefits paid	(20,784)	(22,025)	(1,776)	(954)	(2,329)	(2,438)

Fair value of plan assets at end of period	$280,217	$201,563	$—	$—	$—	$—

Funded status	$(9,689)	$(52,305)	$(13,834)	$(14,543)	$(29,255)	$(24,915)
Employer contributions after measurement date		31,362	84	32	247	269
Unrecognized actuarial loss (gain)	118,025	85,066	(899)	16	707	(3,505)
Unrecognized transition obligation					9,261	10,197
Unrecognized prior service cost	7,467	6,502	3,503	4,067	(1,076)	(1,336)

Prepaid benefit cost (accrued)	$115,803	$70,625	$(11,146)	$(10,428)	$(20,116)	$(19,290)

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits

	2003	2002	2003	2002	2003	2002

	(dollars in thousands)
Amounts recognized on balance sheets consist of:
Accrued benefit liability	$95,917	$(11,028)	$(12,125)	$(12,809)	$(20,116)	$(19,290)
Intangible asset	2,425	6,510	253	1,485
Minority interests		6,195
Accumulated other comprehensive loss	17,461	68,948	726	896

Net amounts recognized	$115,803	$70,625	$(11,146)	$(10,428)	$(20,116)	$(19,290)

        For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2003. The rate was assumed to decrease gradually to 6.0% for 2006 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2003, 2002 and 2001 are as follows:

	Qualified			Non-Qualified
	Pension Benefits			Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001	2003	2002	2001

	(dollars in thousands)
Components of net periodic benefit cost:
Service cost	$10,840	$9,275	$7,875	$800	$1,168	$631	$648	$557	$566
Interest cost	17,503	17,673	17,580	1,033	886	907	1,722	1,586	1,569
Expected return on assets	(23,788)	(21,386)	(22,855)
Prior service cost amortization	806	740	619	564	574	574	(172)	(197)	(131)
Actuarial loss (gain) amortization	2,623	1,369	231	159	18	144	(215)	(505)	(538)
Transition amount amortization		(708)	(874)			13	936	936	936
Other									(22)

Net periodic benefit cost	$7,984	$6,963	$2,576	$2,556	$2,646	$2,269	$2,919	$2,377	$2,380

Weighted-average assumptions:
Discount rate	6.30%	7.10%	7.30%	6.00%	7.25%	7.50%	6.30%	7.10%	7.30%
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2003 and 2002:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits

	2003	2002	2003	2002

	(dollars in thousands)
Projected benefit obligation	$120,068	$253,868	$13,834	$14,543
Accumulated benefit obligation	107,760	243,953	12,209	12,842
Fair value of plan assets	104,560	201,563

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

	(dollars in thousands)
Effect on total of service and interest cost components	$275	$(250)
Effect on postretirement benefit obligation	2,618	(2,399)

        The Company provides defined life insurance and health care benefits for certain retired employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

        The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $8.5 million, $11.0 million and $6.1 million, for the years ended August 31, 2003, 2002 and 2001, respectively.

11.	Segment Reporting:

        The Company manages five business segments, which are based on products and services, and are Agronomy, Energy, Country Operations and Services, Grain Marketing, and Processed Grains and Foods. The Agronomy segment consists of joint ventures and other investments, from which the Company derives investment income based upon the profitability of these investments. The Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. The Country Operations and Services segment derives its revenues through the origination and marketing of grain, through the retail sales of petroleum and agronomy products, and processed sunflowers, feed and farm supplies. The Country Operations segment also derives revenues from service activities related to crop production. The Grain Marketing segment derives its revenues from the sale of grains and oilseeds and from service activities conducted at its export terminals. Processed Grains and Foods segment derives its revenues from the sales of soybean meal and soybean refined oil, from equity income in two wheat milling joint ventures, from equity income in an oilseed food manufacturing joint venture, and from the sale of Mexican food products.

        Reconciling Amounts represent the elimination of sales between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

        The Company assigns certain corporate general and administrative expenses to its business segments based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

        Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers to be non-

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

asymmetrical. Nevertheless, due to efficiencies in scale, cost allocations, and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

        Segment information for the years ended August 31, 2003, 2002 and 2001 is as follows:

			Country
			Operations		Processed
			and	Grain	Grains and	Corporate	Reconciling
	Agronomy	Energy	Services	Marketing	Foods	and Other	Amounts	Total

	(dollars in thousands)
For the year ended August 31, 2003:
Net sales		$3,648,093	$1,885,825	$4,139,226	$491,931		$(894,341)	$9,270,734
Patronage dividends	$(84)	415	2,467	218	111	$130		3,257
Other revenues		10,461	81,739	25,458	2,300	4,584		124,542

	(84)	3,658,969	1,970,031	4,164,902	494,342	4,714	(894,341)	9,398,533
Cost of goods sold		3,475,947	1,876,811	4,133,677	466,857		(894,341)	9,058,951
Marketing, general and administrative	8,138	63,740	55,887	21,072	36,540	5,205		190,582
Gain on legal settlements			(10,867)					(10,867)
Interest	(974)	16,401	14,975	4,738	12,845	690		48,675
Equity (income) loss from investments	(20,773)	(1,353)	(788)	1,673	(26,056)	(2)		(47,299)
Minority interests		20,782	1,168					21,950

Income (loss) before income taxes	$13,525	$83,452	$32,845	$3,742	$4,156	$(1,179)	$—	$136,541

Intersegment sales		$(94,209)	$(796,999)	$(2,435)	$(698)		$894,341	$—

Goodwill		$3,185	$262		$23,605			$27,052

Capital expenditures		$80,837	$26,738	$5,298	$60,576	$2,240		$175,689

Depreciation and amortization	$1,247	$65,868	$21,039	$6,718	$13,321	$3,154		$111,347

Total identifiable assets at August 31, 2003	$285,906	$1,449,652	$857,523	$450,415	$498,872	$265,600		$3,807,968

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Country
			Operations		Processed
			and	Grain	Grains and	Corporate	Reconciling
	Agronomy	Energy	Services	Marketing	Foods	and Other	Amounts	Total

	(dollars in thousands)
For the year ended August 31, 2002:
Net sales		$2,657,689	$1,474,553	$3,281,469	$496,084		$(753,341)	$7,156,454
Patronage dividends	$(89)	458	2,572	497	260	$187		3,885
Other revenues		6,392	80,789	21,902	(1,469)	1,845		109,459

	(89)	2,664,539	1,557,914	3,303,868	494,875	2,032	(753,341)	7,269,798
Cost of goods sold		2,489,352	1,474,392	3,272,985	457,538		(753,341)	6,940,926
Marketing, general and administrative	8,957	66,731	47,995	22,213	36,930	4,466		187,292
Gain on legal settlements			(2,970)					(2,970)
Interest	(1,403)	16,875	13,851	4,807	9,514	(1,189)		42,455
Equity (income) loss from investments	(13,425)	1,166	(283)	(4,257)	(41,331)	(3)		(58,133)
Minority interests		14,604	786					15,390

Income (loss) before income taxes	$5,782	$75,811	$24,143	$8,120	$32,224	$(1,242)	$—	$144,838

Intersegment sales		$(67,367)	$(615,853)	$(69,561)	$(560)		$753,341	$—

Goodwill		$4,059	$262		$23,605			$27,926

Capital expenditures		$54,576	$34,305	$14,851	$35,144	$1,293		$140,169

Depreciation and amortization	$1,247	$58,701	$21,214	$6,235	$13,436	$3,153		$103,986

Total identifiable assets at August 31, 2002	$242,015	$1,305,828	$799,711	$481,232	$439,942	$212,999		$3,481,727

For the year ended August 31, 2001:
Net sales		$2,781,243	$1,577,268	$3,416,239	$662,726		$(973,234)	$7,464,242
Patronage dividends	$196	712	3,683	840	339	$207		5,977
Other revenues		4,036	80,479	22,964	(238)	9,013		116,254

	196	2,785,991	1,661,430	3,440,043	662,827	9,220	(973,234)	7,586,473
Cost of goods sold		2,549,099	1,569,884	3,416,500	619,184		(973,234)	7,181,433
Marketing, general and administrative	8,503	48,432	53,417	22,396	44,870	6,428		184,046
Interest	(4,529)	25,097	15,695	8,144	13,026	4,003		61,436
Equity (income) loss from investments	(7,360)	4,081	(246)	(4,519)	(35,505)	15,055		(28,494)
Minority interests		34,713	385					35,098

Income (loss) before income taxes	$3,582	$124,569	$22,295	$(2,478)	$21,252	$(16,266)	$—	$152,954

Intersegment sales		$(71,846)	$(709,910)	$(190,695)	$(783)		$973,234	$—

Capital expenditures		$38,984	$32,448	$3,715	$20,485	$1,978		$97,610

Depreciation and amortization	$1,250	$55,343	$21,738	$4,917	$22,304	$3,628		$109,180

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Commitments and Contingencies:

Environmental:

        The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the consolidated statements of operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

        In connection with certain refinery upgrades and enhancements that are necessary in order to comply with existing environmental regulations, the Company expects to incur additional capital expenditures of approximately $87.0 million for the Company’s Laurel, Montana refinery and $324.0 million for NCRA’s McPherson, Kansas refinery, of which $8.7 million has been spent at the Laurel refinery and $36.5 million has been spent by NCRA at the McPherson refinery as of August 31, 2003. The Company expects all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipates funding these projects with a combination of cash flows from operations and debt proceeds.

Other Litigation and Claims:

        The Company is involved as a defendant in various lawsuits, claims and disputes which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

Grain Storage:

        As of August 31, 2003 and 2002, the Company stored grain and processed grain products for third parties totaling $155.2 million and $148.0 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees:

        The Company is a guarantor for lines of credit for related companies of which $52.3 million was outstanding as of August 31, 2003. The Company’s bank covenants allow maximum guarantees of $150.0 million. In addition, the Company’s bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million. All outstanding loans with respective creditors are current as of August 31, 2003.

        In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for obligations the guarantor has undertaken in issuing the guarantee.

        The Company makes seasonal and term loans to member cooperatives, and its wholly-owned subsidiary, Fin-Ag, Inc., makes loans for agricultural purposes to individual producers. Some of these loans are sold to CoBank, and the Company guarantees a portion of the loans sold. In addition, the Company also guarantees certain debt and obligations under contracts for its subsidiaries and members.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The Company’s obligations pursuant to its guarantees as of August 31, 2003 are as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2003	Guarantee	Expiration Date	Event	Provisions	as Collateral

	(dollars in thousands)
The Company’s Financial Services cooperative loans sold to CoBank	*	$6,667	10% of the obligations of borrowers (agri- cultural cooperatives) under credit agreements for loans sold	None stated, but may be terminated by either party upon 60 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure

Fin-Ag, Inc. agricultural loans sold to CoBank	*	43,016	15% of the obligations of borrowers under credit agreements for some of the loans sold, and 100% of the obligations of borrowers for the remaining loans sold	None stated, but may be terminated by either party upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure

TEMCO, LLC	$7,500		Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None

North Valley Petroleum, LLC	$194	179	Obligations by North Valley Petroleum, LLC under credit agreement	None stated	Credit agreement default	Subrogation against North Valley Petroleum, LLC	None

Third parties	*	2,413	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1st in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

		$52,275

*	The Company’s bank covenants allow for guarantees of up to $150.0 million, but the Company is under no obligation to extend these guarantees. The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Commitments:

        The Company leases approximately 1,900 rail cars with remaining lease terms of one to ten years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

        Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income was $31.7 million, $30.7 million and $35.5 million for the years ended August 31, 2003, 2002 and 2001, respectively. Mileage credits and sublease income were $7.1 million, $9.5 million and $11.0 million for the years ended August 31, 2003, 2002 and 2001, respectively.

        Minimum future lease payments, required under noncancellable operating leases as of August 31, 2003 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total

	(dollars in thousands)
2004	$9,407	$12,141	$11,856	$33,404
2005	7,447	10,158	6,842	24,447
2006	5,027	9,273	4,881	19,181
2007	4,073	4,825	3,668	12,566
2008	2,914	2,240	2,061	7,215
Thereafter	4,246	1,643	4,693	10,582

Total minimum future lease payments	$33,114	$40,280	$34,001	$107,395

13.     Supplemental Cash Flow and Other Information:

        Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2003, 2002 and 2001 is as follows:

	2003	2002	2001

	(dollars in thousands)
Net cash paid during the period for:
Interest	$45,239	$44,231	$63,034
Income taxes	956	27,965	11,709
Other significant noncash transactions:
Distributions of inventories of minority interests			(54,399)
Capital equity certificates issued in exchange for elevator properties	350	1,842	5,481
Equity Participation Units issued			1,045
Exchange of preferred stock	7,452
Accrual of dividends and equities payable	(39,049)	(56,510)	(72,154)
Other comprehensive income (loss)	33,583	(49,982)	512

CHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Related Party Transactions:

        Related party transactions with equity investees as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Sales	$779,857	$549,978
Purchases	637,357	502,450
Receivables	13,393	21,232
Payables	29,113	18,296

        These related party transactions were primarily with Agriliance, CF Industries, Inc., Horizon Milling, TEMCO, LLC and Ventura Foods, LLC.

15.     Comprehensive Income:

        The components of comprehensive income, net of taxes, for the years ended August 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001

	(dollars in thousands)
Net income	$123,841	$126,138	$178,554
Additional minimum pension liability	36,105	(48,797)	(15)
Financial instruments	1,045	(548)	527
Cash flow hedges	(3,548)	(637)
Foreign currency translation adjustment	(18)

Comprehensive income	$157,425	$76,156	$179,066

        The components of accumulated other comprehensive loss, net of taxes, as of August 31, 2003 and 2002 are as follows:

	2003	2002

	(dollars in thousands)
Additional minimum pension liability	$13,946	$50,051
Financial instruments	164	1,209
Cash flow hedges	4,185	637
Foreign currency translation adjustment	18

Accumulated other comprehensive loss	$18,313	$51,897

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members and Patrons of

CHS Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and subsidiaries as of August 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

November 5, 2003

Minneapolis, Minnesota

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

SEC Registration Fee	$0.00	(1)
Accounting Fees and Expenses	8,000
Legal Fees and Expenses	50,000
Printing Fees	20,000
Miscellaneous	5,000

Total	$83,000

        All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

(1)	See the “Calculation of Registration Fee” set forth above.

Item 15.	Indemnification of Officers and Directors

        Our bylaws require us to indemnify each director, officer, manager, employee or agent, and any person serving at our request as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred to the fullest extent permitted under the laws of Minnesota.

        Our articles of incorporation limit the liability of our directors, in their capacity as directors, to the full extent permitted by Minnesota law. As permitted by Minnesota law, our articles of incorporation provide that a director shall not be personally liable to us or our members for monetary damages for breach of fiduciary duty as a director, except for liability for a breach of the director’s duty of loyalty to us or our members, for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for a transaction from which the director derived an improper personal benefit or for an act or omission occurring prior to the date when such provisions became effective.

        The provision of our articles of incorporation limits only the liability of our directors, not our officers. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of our directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

Item 16.	List of Exhibits

Exhibit	Description

Exhibit 3.1	Articles of Incorporation of CHS Inc.(1)
Exhibit 3.2	Articles of Amendment to the Articles of Incorporation of CHS Inc.(2)
Exhibit 3.3	Bylaws of CHS Inc.(1)
Exhibit 4.1	Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock.(3)
Exhibit 4.2	Form of Certificate representing 8% Cumulative Redeemable Preferred Stock.(22)
Exhibit 4.3	Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock.(22)

Exhibit	Description

Exhibit 4.4	Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock to change the record date for dividends.(4)
Exhibit 5.1	Opinion of Dorsey & Whitney LLP.(5)
Exhibit 10.1	Lease between the Port of Kalama and North Pacific Grain Growers, Inc., dated November 22, 1960.(6)
Exhibit 10.2	Limited Liability Company Agreement for the Wilsey-Holsum Foods, LLC dated July 24, 1996.(6)
Exhibit 10.3	Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and Harvest States Cooperatives dated August 30, 1996.(6)
Exhibit 10.4	TEMCO, LLC Limited Liability Company Agreement between Cargill, Incorporated and Cenex Harvest States Cooperatives dated as of August 26, 2002.(7)
Exhibit 10.5	Cenex Harvest States Cooperatives Supplemental Savings Plan.(8)
Exhibit 10.6	Cenex Harvest States Cooperatives Supplemental Executive Retirement Plan.(8)
Exhibit 10.7	Cenex Harvest States Cooperatives Senior Management Compensation Plan.(8)
Exhibit 10.8	Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan.(8)
Exhibit 10.9	Cenex Harvest States Cooperatives Share Option Plan.(8)
Exhibit 10.9A	Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001.(9)
Exhibit 10.10	$225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchasers of the Notes.(10)
Exhibit 10.10A	First Amendment to Note Agreement ($225,000,000 Private Placement), effective September 10, 2003, among CHS Inc. and each of the Purchasers of the notes.(21)
Exhibit 10.11	Credit Agreement (Revolving Loan) dated as of May 21, 2003 among Cenex Harvest States Cooperatives, CoBank, ACB, SunTrust Bank, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., BNP Paribas and the Syndication Parties.(4)
Exhibit 10.12	200 Million Term Loan Credit Agreement dated as of June 1, 1998 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives, including Exhibit 2.4 (form of $200 Million Promissory Note).(10)
Exhibit 10.12A	First Amendment to Credit Agreement (Term Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives.(11)
Exhibit 10.12B	Second Amendment to Credit Agreement (Term Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives and the Syndication Parties.(12)
Exhibit 10.12C	Third Amendment to Credit Agreement (Term Loan) dated May 23, 2001 among Cenex Harvest States Cooperatives, CoBank, ACB, and the Syndication Parties.(13)
Exhibit 10.12D	Fourth Amendment to Credit Agreement (Term Loan) dated May 22, 2002 among Cenex Harvest States Cooperatives, CoBank, ACB and the Syndication Parties.(14)
Exhibit 10.13	Limited Liability Agreement of United Harvest, LLC dated November 9, 1998 between United Grain Corporation and Cenex Harvest States Cooperatives.(15)
Exhibit 10.14	Joint Venture Agreement for Agriliance LLC, dated as of January 1, 2000 among Farmland Industries, Inc., Cenex Harvest States Cooperatives, United Country Brands, LLC and Land O’ Lakes, Inc.(18)

Exhibit	Description

Exhibit 10.15	Employment Agreement dated November 6, 2003 by and between John D. Johnson and CHS, Inc.(21)
Exhibit 10.16	CHS Inc. Special Supplemental Executive Retirement Plan.(21)
Exhibit 10.17	Note Purchase and Private Shelf Agreement dated as of January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America.(19)
Exhibit 10.17A	Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of March 2, 2001.(19)
Exhibit 10.18	Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002.(7)
Exhibit 10.19	2002 Amended and Restated Credit Agreement (364-Day Revolving Loan) dated December 17, 2002 by and among National Cooperative Refinery Association, CoBank, ACB and Farm Credit Bank of Wichita, D/B/A U.S. AgBank, FCB.(20)
Exhibit 12.1	Statement of Computation of Ratios.(23)
Exhibit 23.1	Consent of Dorsey & Whitney LLP.(5)
Exhibit 23.2	Consent of PricewaterhouseCoopers LLP.(23)
Exhibit 23.3	Consent of Deloitte & Touche LLP.(23)
Exhibit 24.1	Power of Attorney.(23)

(1) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended November 30, 2002, filed January 9, 2003.

(2) Incorporated by reference to the Company’s Form 8-K filed August 5, 2003.

(3) Incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-2 (File No. 333-101916), filed January 14, 2003.

(4) Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2003, filed July 2, 2003.

(5) To be filed by amendment to this S-2.

(6) Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-17865), filed February 7, 1997.

(7) Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2002, filed November 25, 2002.

(8) Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2000, filed November 22, 2000.

(9) Incorporated by reference to the Company’s Registration Statement on Form S-2 (File No. 333-65364), filed October 26, 2001.

(10) Incorporated by reference to the Company’s Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998.

(11) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 1999, filed July 13, 1999.

(12) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2000, filed July 10, 2000.

(13) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2001, filed July 3, 2001.

(14) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended May 31, 2002, filed July 3, 2002.

(15) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended November 30, 1998, filed January 13, 1999.

(16) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended November 30, 1999, filed January 12, 2000.

(17) Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2001, filed November 19, 2001.

(18) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 29, 2000 filed April 11, 2000.

(19) Incorporated by reference to the Company’s Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001.

(20) Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2003, filed April 4, 2003.

(21) Incorporated by reference to the Company’s Form 10-K for the year ended August 31, 2003, filed November 21, 2003.

(22) Incorporated by reference to Amendment No. 2 to the Company’s Registration Statement on Form S-2 (File No. 333-101916), filed January 23, 2003.

(23) Filed herewith.

Item 17.	Undertakings

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on November 26, 2003.

CHS Inc.

By:	/s/ DAVID KASTELIC

David Kastelic
Senior Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ JOHN D. JOHNSON John D. Johnson	President and Chief Executive Officer (Principal Executive Officer)	November 26, 2003
/s/ JOHN SCHMITZ John Schmitz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 26, 2003
/s/ JODELL M. HELLER Jodell M. Heller	Vice President and Controller (Principal Accounting Officer)	November 26, 2003
* Michael Toelle	Director and Chairman of the Board	November 26, 2003
* Bruce Anderson	Director	November 26, 2003
* Robert Bass	Director	November 26, 2003
* David Bielenberg	Director	November 26, 2003
* Dennis Carlson	Director	November 26, 2003
* Curt Eischens	Director	November 26, 2003
* Robert Elliott	Director	November 26, 2003

Name		Title	Date

* Robert Grabarski		Director	November 26, 2003
* Jerry Hasnedl		Director	November 26, 2003
* Glen Keppy		Director	November 26, 2003
* James Kile		Director	November 26, 2003
* Randy Knecht		Director	November 26, 2003
* Leonard Larsen		Director	November 26, 2003
* Richard Owen		Director	November 26, 2003
* Duane Stenzel		Director	November 26, 2003
* Merlin Van Walleghen		Director	November 26, 2003
* Elroy Webster		Director	November 26, 2003
*Executed pursuant to a power of attorney filed with this Registration Statement

By:	/s/ DAVID KASTELIC David Kastelic Attorney in Fact		November 26, 2003

EXHIBIT INDEX

Exhibit No.	Description

12.1	Statement of Computation of Ratios
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Deloitte & Touche LLP
24.1	Power of Attorney